Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2023 RESULTS – RECORD

QUARTERLY AND ANNUAL GOLD PRODUCTION AND FREE CASH FLOW; RECORD MINERAL

RESERVES INCREASED 10.5%; UPDATED THREE-YEAR GUIDANCE

Toronto (February 15, 2024) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the fourth quarter and full year of 2023, as well as future operating guidance.

"We had a very strong close to 2023, with our fourth quarter results driving a record year in terms of safety, operating and financial performance. We achieved the top end of our gold production guidance range and the mid-point of our cost guidance ranges despite inflationary pressures throughout the year," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "We are extremely pleased with the results that our teams have accomplished with their hard work this year and we have much to look forward to. We are reporting record mineral reserves and a stable production profile at industry leading costs, anchored by the two largest gold operations in Canada, the Detour Lake mine and the Canadian Malartic complex. We continue to advance studies on optimizing our Abitibi platform and we expect to provide additional updates in the first half of 2024. Our track record of executing and delivering results demonstrates the strength of our business and we are well positioned to create long-term value and generate strong returns," added Mr. Al-Joundi.

Fourth quarter and full year 2023 highlights:

•	Record quarterly gold production – Payable gold production[1] in the fourth quarter of 2023 was 903,208 ounces at production costs per ounce of $861, total cash costs per ounce[2] of $888 and all-in sustaining costs ("AISC") per ounce[3] of $1,227. Gold production in the fourth quarter of 2023 was led by strong production at the Detour Lake mine, the LaRonde complex and the Macassa mine, offsetting lower production at the Fosterville mine

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce is a non-GAAP ratio that is not a standardized financial measure under IFRS and in this news release, unless otherwise specified, is reported on (i) a per ounce of gold produced basis, and (ii) a by-product basis. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation of total cash costs to production costs on both a by- product and a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

3 AISC per ounce is a non-GAAP ratio that is not a standardized financial measure under the IFRS and in this news release, unless otherwise specified, is reported on (i) a per ounce of gold produced basis, and (ii) a by-product basis. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to production costs and for all-in sustaining costs on both a by-product and co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

•	Record quarterly cash provided by operating activities and free cash flow – The Company reported a quarterly net loss of $381.0 million or $0.77 per share and adjusted net income[4] of $282.3 million or $0.57 per share for the fourth quarter of 2023. Included in the quarterly net loss are impairment charges totaling $667 million (net of tax) or $1.35 per share relating to the Macassa and Pinos Altos mines. Cash provided by operating activities was $1.47 per share ($1.57 per share before working capital adjustments5) and free cash flow[5] was $0.61 per share ($0.71 per share before working capital adjustments5)

•	Record annual safety performance, annual gold production and free cash flow driven by solid operational performance – Payable gold production in 2023 was 3,439,654 ounces at production costs per ounce of $853, total cash costs per ounce of $865 and AISC per ounce of $1,179. Production for 2023 was at the very top end of the Company's 2023 guidance range of 3.24 million ounces to 3.44 million ounces. Total cash costs per ounce were at the midpoint of the Company's 2023 guidance and AISC per ounce were in the range of the Company's 2023 guidance. Free cash flow for the full year 2023 was $947.4 million ($1,093.8 million before changes in non-cash components of working capital)

•	Record gold mineral reserves driven by declaration of initial mineral reserves at East Gouldie – Year-end 2023 gold mineral reserves increased by 10.5% to 53.8 million ounces of gold (1,287 million tonnes grading 1.30 grams per tonne ("g/t") gold). The year-over-year increase in mineral reserves is largely due to the declaration of initial mineral reserves at East Gouldie, the acquisition of the remaining 50% interest in the Canadian Malartic complex and net mineral reserve additions at Macassa. At year-end 2023, measured and indicated mineral resources were 44.0 million ounces (1,189 million tonnes grading 1.15 g/t gold) and inferred mineral resources were 33.1 million ounces (411 million tonnes grading 2.50 g/t gold), including initial underground inferred mineral resources at Detour Lake. For further details, see the Company's exploration news release dated February 15, 2024

•	Stable three-year production outlook – Payable gold production is forecast to be approximately 3.35 to 3.55 million ounces in 2024 and approximately 3.40 to 3.60 million ounces in 2025 (unchanged from prior three-year guidance issued on February 16, 2023 ("Previous Guidance")). Payable gold production is forecast to remain stable in 2026 at an expected range of approximately 3.40 to 3.60 million ounces

•	Unit costs reflect easing rate of inflation – Total cash costs per ounce and AISC per ounce in 2024 are forecast to be $875 to $925 and $1,200 to $1,250, respectively. The midpoints of these ranges each represent an approximate 4% increase when compared to the full year 2023 total cash costs per ounce of $865 and AISC per ounce of $1,179. The expected cost increases in 2024 are mostly related to labour, spare parts and maintenance

•	Capital expenditures forecast to be approximately $1.65 billion in 2024 – Capital expenditures in 2024 (excluding capitalized exploration) are expected to increase relative to Previous Guidance of $1.40 to 1.60 billion. The expected increase in 2024 is mostly attributable to 100% ownership of Canadian Malartic for the full year, inflation and additional capital expenditures at Detour Lake

•	Strategic optimization initiatives improve Canadian production base, with further clarity on the medium term potential to be provided through 2024 – Key developments in 2023 included the declaration of commercial production at Canadian Malartic's Odyssey South deposit, a 12% increase in mill throughput at Detour Lake year-over-year and development of the Near Surface ("NSUR") and Amalgamated Kirkland ("AK") deposits at Macassa. The Company expects to provide updates on additional opportunities that are being evaluated in the Abitibi region in the first half of 2024

4 Adjusted net income and adjusted net income per share are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

5 Cash provided by operating activities before working capital adjustments, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to cash provided by operating activities see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

•	Odyssey mine at the Canadian Malartic complex – The planned mining rate of 3,500 tonnes per day ("tpd") at Odyssey South was reached earlier than anticipated and sustained through the fourth quarter of 2023. Ramp development has also exceeded target, reaching a depth of 715 metres as at December 31, 2023. The Company is evaluating the potential to accelerate initial production from East Gouldie to 2026 from 2027. Surface construction is progressing as planned, with approximately 65% completed at year-end, and shaft sinking activities continued to ramp up through the quarter. Infill and expansion drilling in 2023 resulted in the declaration of an initial mineral reserve in the central portion of the East Gouldie deposit of 5.17 million ounces of gold (47.0 million tonnes grading 3.42 g/t gold) and the extension of the East Gouldie mineral resource laterally by 870 metres

•	Detour Lake – The mill delivered a strong performance in the fourth quarter of 2023, operating at a throughput rate of 71,826 tpd (equivalent to an annualized rate of approximately 26.2 million tonnes per annum ("Mtpa"). With sustained improvements year-over-year, the Company now expects the mill to reach a throughput rate of approximately 76,700 tpd (equivalent to an annualized rate of approximately 28 Mtpa) late in the second half of 2024, previously expected in 2025. At year-end 2023, the Company reported an initial underground inferred mineral resource below and to the west of the existing pit, totaling 1.56 million ounces of gold (21.8 million tonnes grading 2.23 g/t gold) and continues to evaluate the potential for underground mining. Exploration in 2024 is expected to continue to test the west plunge extension of the main deposit. An exploration ramp is also being considered to facilitate drilling that would increase confidence in the continuity of the inferred mineral resource and, potentially, to collect a bulk sample. The Company expects to provide an update on mill optimization efforts, the Detour underground project and ongoing exploration results in the first half of 2024

•	Abitibi region of Quebec and Ontario – Macassa's NSUR and AK deposits have now been incorporated in the Company's production guidance. At Upper Beaver, the Company is conducting a trade-off analysis comparing transporting and processing ore at the LaRonde mill to a standalone central mill for Upper Beaver and satellite deposits. An exploration ramp and shaft are being considered at Upper Beaver in order to upgrade and further explore the deeper portions of the deposit. At Wasamac, the Company is assessing hauling alternatives and the optimal mining rate for transporting and processing ore at the Canadian Malartic mill. The Company expects to complete internal technical evaluations for Upper Beaver and Wasamac in the first half of 2024

•	Amaruq mine at the Meadowbank complex – The Company extended Amaruq's mine life to 2028 (previous mine life was to 2026), adding approximately 500,000 ounces of gold to the expected mining profile, as a result of continuous improvement and cost optimization efforts, positive infill drilling and positive reconciliation to the geological model

•	Hope Bay – At the Madrid deposit, the target area in the gap between the Suluk and Patch 7 zones delivered strong drill results in the quarter, including 16.3 g/t gold over 28.6 metres at 385 metres depth and 12.7 g/t gold over 4.6 metres at 677 metres depth. Results confirm the potential to expand gold mineralization in the Madrid deposit at depth and along strike to the south. Based on recent exploration success, the Company is evaluating a larger potential production scenario for Hope Bay. The Company expects to report results from this internal technical evaluation in 2025

•	A quarterly dividend of $0.40 per share has been declared

Fourth Quarter and Full Year 2023 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Friday, February 16, 2024 at 11:00 AM (E.S.T.) to discuss the Company's fourth quarter and full year 2023 financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via URL Entry:

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3vf5XBm to receive an instant automated call back.

You can also dial direct to be entered to the call by an Operator (see "Via Telephone" details below).

Via Telephone:

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 416-764-8677 or toll-free 1-888-390-0541, access code 178426#. The conference call replay will expire on March 16, 2024.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Fourth Quarter 2023 Production and Cost Results

Production and Cost Results Summary*

	Three Months Ended		Year Ended
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Gold production (ounces)	903,208	799,438	3,439,654	3,135,007
Gold sales (ounces)	874,629	788,902	3,364,132	3,148,593
Production costs per ounce	$861	$834	$853	$843
Total cash costs per ounce	$888	$863	$865	$793
AISC per ounce	$1,227	$1,231	$1,179	$1,109

* Production and Cost Results Summary reflect: (i) Agnico Eagle's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% thereafter; and (ii) Agnico Eagle's acquisition of the Detour Lake, Macassa and Fosterville mines on February 8, 2022.

Gold Production

•	Fourth Quarter of 2023 – Gold production increased when compared to the prior year primarily due to additional production from the acquisition of the remaining 50% of the Canadian Malartic complex following the closing of the transaction with Yamana Gold Inc. (the "Yamana Transaction") and higher production from the Macassa and Kittila mines, partially offset by lower production at the Fosterville mine

•	Full Year 2023 – Gold production increased when compared to the prior year as a result of the additional production from the acquisition of the remaining 50% of the Canadian Malartic complex, a full year of contribution in 2023 from the Detour Lake, Macassa and Fosterville mines (as compared to 326 days during the year-ended 2022 following the closing of the merger (the "Merger") with Kirkland Lake Gold Ltd. on February 8, 2022) and increased production from the Meadowbank complex, partially offset by lower production at the Fosterville mine and LaRonde complex

Production Costs per Ounce

•	Fourth Quarter of 2023 and Full Year 2023 – Production costs per ounce increased when compared to the prior-year period primarily due to higher production costs at most mine sites resulting from inflation, particularly at the Meliadine mine, where there was also higher consumption of ore stockpiles combined with lower gold production, and at the Canadian Malartic complex, where there were higher open pit mining costs combined with lower gold production

Total Cash Costs per Ounce

•	Fourth Quarter of 2023 and Full Year 2023 – Total cash costs per ounce increased when compared to the prior-year period primarily due to higher operating costs at most mine sites resulting from inflation and higher royalties arising from higher gold prices and the acquisition of the remaining 50% of the Canadian Malartic complex, partially offset by higher production

AISC per Ounce

•	Fourth Quarter of 2023 – AISC per ounce decreased when compared to the prior-year period due to higher production during the period and lower sustaining capital expenditures during the period, partially offset by higher total cash costs per ounce

•	Full Year 2023 – AISC per ounce increased when compared to the prior year due to the same reasons affecting the higher total cash costs per ounce in the period and higher sustaining capital expenditures, partially offset by higher production during the period

Fourth Quarter 2023 Financial Results

Financial Results Summary

	Three Months Ended		Year Ended
	Dec 31, 2023	Dec 31, 2022**	Dec 31, 2023	Dec 31, 2022
Realized gold price ($/ounce)[6]	$1,982	$1,728	$1,946	$1,797
Net (loss) income ($ millions)	$(381.0)	$194.1	$1,941.3	$670.2
Adjusted net income ($ millions)	$282.3	$174.5	$1,095.9	$1,003.6
EBITDA ($ millions)[7]	$102.6	$568.6	$3,980.9	$2,293.0
Adjusted EBITDA ($ millions)[7]	$842.5	$580.6	$3,236.5	$2,706.1
Cash provided by operating activities ($ millions)	$727.9	$380.5	$2,601.6	$2,096.6
Cash provided by operating activities before working capital adjustments ($ millions)	$777.5	$485.5	$2,748.0	$2,115.9
Capital expenditures*	$436.7	$457.2	$1,600.9	$1,536.9
Free cash flow ($ millions)	$302.1	$(20.3)	$947.4	$558.4
Free cash flow before changes in non-cash components of working capital ($ millions)	$351.7	$84.7	$1,093.8	$577.6
Net (loss) income per share (basic)	$(0.77)	$0.43	$3.97	$1.53
Adjusted net income per share (basic)	$0.57	$0.38	$2.24	$2.29
Cash provided by operating activities per share (basic)	$1.47	$0.84	$5.32	$4.79
Cash provided by operating activities before working capital adjustments per share (basic)	$1.57	$1.07	$5.62	$4.83
Free cash flow per share (basic)	$0.61	$(0.04)	$1.94	$1.28
Free cash flow before working capital adjustments per share (basic)	$0.71	$0.19	$2.24	$1.32

*Includes capitalized exploration

** Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

Net Income

•	Fourth Quarter of 2023

◦	Net loss was $381.0 million ($0.77 per share). This result includes the following items (net of tax): impairment losses of $667.4 million ($1.35 per share), derivative gains on financial instruments of $50.7 million ($0.10 per share), non-recurring tax adjustment and change in tax rate and foreign currency translation losses on deferred tax liabilities of $26.4 million ($0.05 per share), net asset disposals losses of $16.2 million ($0.03 per share) and foreign exchange and other losses of $4.0 million ($0.01 per share)

◦	Excluding the above items results in adjusted net income of $282.3 million or $0.57 per share for the fourth quarter of 2023

◦	Included in the fourth quarter of 2023 net loss, and not adjusted above, is a non-cash stock option expense of $2.4 million ($0.01 per share)

6 Realized gold price is calculated as gold revenues from mining operations divided by the volume of gold ounces sold.

7 "EBITDA" means earnings before interest, taxes, depreciation, and amortization. EBITDA and adjusted EBITDA are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

◦	Net loss of $381.0 million in the fourth quarter of 2023 compared to net income of $194.1 million in the prior-year period primarily due to impairment losses and higher amortization related to the acquisition of the remaining 50% of the Canadian Malartic complex, partially offset by stronger mine operating margins[8] from higher realized gold prices and higher sales volumes resulting from the acquisition of the remaining 50% of the Canadian Malartic complex, and lower exploration and corporate development costs

•	Full Year 2023 – Net income increased compared to the prior year primarily due to a remeasurement gain at the Canadian Malartic complex resulting from the application of purchase accounting relating to a business combination attained in stages, which requires the remeasurement of the Company's previously held 50% interest in the Canadian Malartic complex to fair value, higher realized gold prices and higher sales volumes, partially offset by impairment losses and higher amortization

Impairments

In the fourth quarter of 2023, an impairment loss (net of tax) of $667 million was incurred in connection with the impairment review performed in accordance with the requirements of International Financial Reporting Standards ("IFRS"), of which $594 million related to the Macassa mine and $73 million related to the Pinos Altos mine. Since acquiring the Macassa mine as a result of the Merger, the Company has taken steps to improve the operational performance of the mine. The Macassa mine realized better operating performance and productivity in 2023 as compared to the pre-Merger period, driven in part, by the completion of the #4 Shaft project that increased the ore hoisting capacity to approximately 4,000 tpd and improvements to the ventilation in the deeper portion of the mine. Despite these improvements, an impairment loss (net of tax) of $594 million was realized in the quarter, with $421 million of the loss relating to goodwill and $173 million relating to non-current assets of the Macassa mine.

Goodwill relating to the Macassa mine was recognized at the date of the Merger as part of the purchase price allocation. Goodwill is not an amortizable asset under IFRS and as such, once recognized is susceptible to future impairment. Continued work on the mineral resource model has resulted in more ore tonnes but at lower grades which, coupled with inflationary pressures on costs and capital expenditures, resulted in a fair value that was lower than Macassa's carrying value as at December 31, 2023. The Macassa mine has produced over 6 million ounces of gold since 1933, and the Company continues to see geological potential at Macassa as demonstrated by the mineral reserves replacement of 171% of its mining depletion in 2023 and encouraging drill results on the property. In addition, the mineralized structures along strike and at depth of the South Mine complex and Main Break are prospective for ongoing expansion of the mineral resource base at the site. Overall, the Company believes that the Macassa mine has the potential to maintain production in excess of 300,000 ounces of gold per year based on expected exploration results.

The Pinos Altos mine has been in operation since 2009 and is approaching the end of its mine life. An impairment loss (net of tax) of $73 million was realized in the quarter due to inflationary pressures on costs and the additional ground support required at the underground mine, and the strengthening of the Mexican peso relative to the U.S. dollar. Exploration is ongoing with the goal of discovering and expanding other satellite zones near the Pinos Altos mine.

Adjusted EBITDA

•	Fourth Quarter of 2023 – Adjusted EBITDA increased when compared to the prior-year period primarily due to stronger mine operating margins from higher realized gold prices and higher sales volumes resulting from the acquisition of the remaining 50% of the Canadian Malartic complex and lower exploration and corporate development costs

8 Operating margin is a non-GAAP measure that is not a standardized measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to net income see "Summary of Operations Key Performance Indicators" and "Note Regarding Certain Measures of Performance", respectively, below.

•	Full Year 2023 – Adjusted EBITDA increased when compared to the prior year primarily due to the reasons set out above, and as a result of a full year of contribution in 2023 from the Detour Lake, Macassa and Fosterville mines (as compared to 326 days during the year-ended 2022 following the closing of the Merger)

Cash Provided by Operating Activities

•	Fourth Quarter of 2023 – Cash provided by operating activities and cash provided by operating activities before working capital adjustments increased when compared to the prior-year period primarily due to higher revenues from higher sales volumes from the acquisition of the remaining 50% of the Canadian Malartic complex and higher realized gold prices, partially offset by higher production costs

•	Full Year 2023 – Cash provided by operating activities and cash provided by operating activities before working capital adjustments increased when compared to the prior year primarily due to higher revenues from the acquisition of the remaining 50% of the Canadian Malartic complex, higher sales volumes from a full year of contribution in 2023 from the Detour Lake, Macassa and Fosterville mines (as compared to 326 days during the year-ended December 31, 2022 following the closing of the Merger) and from higher realized gold prices

Free Cash Flow Before Changes in Non-Cash Components of Working Capital

•	Fourth Quarter of 2023 and Full Year 2023 – Free cash flow before changes in non-cash components of working capital was a record and increased when compared to the prior-year period due to the reasons described above relating to cash provided by operating activities, partially offset by higher additions to property, plant and mine development

Capital Expenditures

The following table sets out a summary of capital expenditures (including sustaining capital expenditures9 and development capital expenditures9) and capitalized exploration in the fourth quarter of 2023 and the full year 2023.

Summary of Capital Expenditures
(In thousands of U.S. dollars)
	Capital Expenditures*		Capitalized Exploration
	Three Months Ended	Year Ended	Three Months Ended	Year Ended
	Dec 31, 2023	Dec 31, 2023	Dec 31, 2023	Dec 31, 2023
Sustaining Capital Expenditures
LaRonde complex	24,829	81,043	429	2,038
Canadian Malartic complex**	18,809	91,028	—	—
Goldex mine	11,530	25,908	737	1,295
Detour Lake mine	67,123	249,765	—	—
Macassa mine	15,334	43,333	554	1,696
Meliadine mine	19,034	67,947	2,210	7,328
Meadowbank complex	21,297	121,653	—	—
Hope Bay project	—	147	—	—
Fosterville mine	8,978	33,751	344	895
Kittila mine	15,789	47,355	725	2,184
Pinos Altos mine	6,612	28,449	429	1,692
La India mine	—	100	(6)	—
Total Sustaining Capital Expenditures	209,335	$790,479	$5,422	$17,128

Development Capital Expenditures
LaRonde complex	17,637	68,930	—	—
Canadian Malartic complex**	47,607	160,513	2,902	9,447
Goldex mine	2,808	22,032	42	2,459
Akasaba West project	7,880	34,945	—	—
Detour Lake mine	59,100	140,388	7,571	32,515
Macassa mine	21,322	75,125	4,798	26,105
Meliadine mine	22,571	106,953	3,419	11,927
Meadowbank complex	(277)	80	—	—
Hope Bay project	128	4,426	—	—
Fosterville mine	11,873	33,575	4,718	19,218
Kittila mine	3,026	26,410	2,151	5,053
Pinos Altos mine	213	4,196	(848)	1,101
Other	2,423	7,023	840	840
Total Development Capital Expenditures	$196,311	$684,596	$25,593	$108,665
Total Capital Expenditures	$405,646	$1,475,075	$31,015	$125,793

* Excludes capitalized exploration

**The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

9 Sustaining capital expenditures and development capital expenditures are non-GAAP measures that are not standardized financial measures under IFRS. For a discussion of the composition and usefulness of these non-GAAP measures and a reconciliation to additions to property, plant and mine development per the consolidated statements of cash flows, see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

Investment Grade Balance Sheet Remains Strong

As at December 31, 2023, the Company's long-term debt was $1,843.1 million, a decrease of $99.5 million when compared to the prior quarter, reflecting a repayment of the Company's unsecured revolving bank credit facility. As at December 31, 2023, no amounts were outstanding under the Credit Facility.

Cash and cash equivalents decreased slightly when compared to the prior quarter primarily due to higher cash used in financing activities related to the repayment of the Company's unsecured revolving bank credit facility.

The following table sets out the calculation of net debt10, which decreased by $82.6 million when compared to the prior quarter.

Net Debt Summary
(in millions of U.S. dollars)
	As at	As at
	Dec 31, 2023	Sep 30, 2023
Current portion of long-term debt	$100.0	$100.0
Non-current portion of long-term debt	1,743.1	1,842.6
Long-term debt	$1,843.1	$1,942.6
Less: cash and cash equivalents	(338.6)	(355.5)
Net debt	$1,504.5	$1,587.1

In addition to the quarterly dividend, the Company believes that its normal course issuer bid ("NCIB") provides a flexible tool as part the Company's overall capital allocation program and objectives and generates value for shareholders. In the fourth quarter of 2023, no purchases were made under the NCIB. In the full year 2023, the Company repurchased 100,000 common shares for an aggregate of $4.8 million under the NCIB. The NCIB permits the Company to purchase up to $500.0 million of its common shares subject to a maximum of 5% of its issued and outstanding common shares. Purchases under the NCIB may continue for up to one year from the commencement day on May 4, 2023.

Credit Facility

As at December 31, 2023, available liquidity under the Company's unsecured revolving bank credit facility was approximately $1.2 billion, not including the uncommitted $600.0 million accordion feature.

On February 12, 2024, the Company replaced its $1.2 billion unsecured revolving bank credit facility with a new $2.0 billion unsecured revolving bank credit facility, including an increased uncommitted accordion feature of $1 billion, and having a maturity date of February 12, 2029. In addition to the increased size and extended term of the new unsecured revolving bank credit facility, the new credit facility includes enhancements to its terms and conditions that reinforces the Company's credit profile and improves its financial flexibility while strengthening its financial position. At the same time, the Company’s $600.0 million term loan was amended to reflect the same enhancements to the terms and conditions as are in the new unsecured revolving credit facility. The investment grade credit ratings issued by Moody's of Baa2 with a Positive Outlook and Fitch Ratings at BBB+ with a Stable Outlook reflect the Company's strong business and credit profile, while maintaining low leverage and conservative financial policies and recognizing the benefits of the Company's size and scale and operations in favourable mining jurisdictions. The Company remains committed to maintaining strong financial health and an investment grade balance sheet.

10 Net debt is a non-GAAP measure that is not a standardized financial measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to long-term debt, see "Reconciliation of non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

Hedges

The Company continues to benefit from a stronger U.S. dollar against the currencies in the jurisdictions in which it operates, the Canadian dollar, Euro, Australian dollar and Mexican peso. Approximately 67% of the Company's estimated Canadian dollar exposure for 2024 is hedged at an average floor price above 1.34 C$/US$. Approximately 24% of the Company's estimated Euro exposure for 2024 is hedged at an average floor price of approximately 1.09 US$/EUR. Approximately 63% of the Company's estimated Australian dollar exposure for 2024 is hedged at an average floor price of approximately 1.47 A$/US$. The Company's full year 2024 cost guidance is based on assumed exchange rates of 1.34 C$/US$, 1.10 US$/EUR, 1.45 A$/US$ and 16.50 MXP/US$.

Including the diesel purchased for the Company's Nunavut operations that was delivered in the 2023 sealift, approximately 50% of the Company's diesel exposure for 2024 is hedged at an average benchmark price of $0.72 per litre (excluding transportation and taxes), which is expected to reduce the Company's exposure to diesel price volatility in 2024. The Company's full year 2024 cost guidance is based on an assumed diesel benchmark price of $0.80 per litre (excluding transportation and taxes).

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs. Current hedging positions are not factored into 2024 and future guidance.

Dividend Record and Payment Dates for the First Quarter of 2024

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on March 15, 2024 to shareholders of record as of March 1, 2024. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2024 Fiscal Year

Record Date	Payment Date
March 1, 2024*	March 15, 2024*
May 31, 2024	June 14, 2024
August 30, 2024	September 16, 2024
November 29, 2024	December 16, 2024

*Declared

Dividend Reinvestment Plan

See the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

International Dividend Currency Exchange

For information on the Company's international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1-800-564-6253 or online at www.investorcentre.com or www.computershare.com/investor.

Environment, Social and Governance Highlights

Record quarterly and annual safety performance

•	The Company is committed to maintaining consistently high health and safety standards. In 2020, the Company launched the "Towards Zero Accidents initiative" to reduce workplace injuries and reach its goal of zero accidents. This program has helped the Company to improve its safety performance year over year and to register in 2023 its best quarterly and annual safety performance in its 66-year history, with a Global Injury Frequency[11] (employees and contractors) at 1.8 and 2.15, respectively. This represents a 35% improvement to the Company's 2022 safety performance

Community Relations, Governance and People

•	Reconciliation Action Plan with Indigenous Peoples – The Company expects to publish its first Reconciliation Action Plan and begin implementation in the second half of 2024. This plan aims at responding to, among other things, the United Nations Declaration on the Rights of Indigenous People, builds upon the Company's various Indigenous programs and initiatives, and weaves these activities into a comprehensive strategy. Significant progress was made in 2023 on developing the Reconciliation Action Plan, with more than 200 employees, stakeholders and rights holders being consulted during the year. In addition, employees at the Company's Canadian operations completed over 3,200 hours of cultural awareness training and engaged in over 135 activities aimed at raising awareness of Indigenous Peoples' history and culture

•	Employee Engagement – The Company continued to see year-over-year increases in employee satisfaction and solicited their input via the Great Place to Work Survey. The Company believes employee satisfaction and engagement are key drivers of its high employee retention rate across the regions where it operates

•	Forbes' Canada's Best Employers – Recognized this year on Forbes' list, which is an annual ranking based on employees and other professionals recommending the Company as a desirable employer

•	Dr. Leanne Baker program – 2023 marked the second year of the Dr. Leanne Baker Scholarship and Development Program to support women working for Agnico Eagle and facilitate their advancement into leadership positions. The first cohort of six women completed the program and the second cohort of eight women completed their first year of the two year program

•	Donations

◦	In the fourth quarter of 2023, the Company committed approximately C$5 million to a multiyear program supporting health and welfare in Nunavut through initiatives like food security and "on the land" traditional activities

◦	In the fourth quarter of 2023, the Company made a 10-year, C$3 million commitment to the Canadian Cancer Society to improve the lives of people affected by cancer living in rural and remote communities in Northern Ontario. The commitment will create the 'Canadian Cancer Society Agnico Eagle Cancer Access and Navigation Hub', which provides improved access for Northern Ontario Indigenous populations to receive culturally appropriate and relevant cancer resources and support

Towards Sustainable Mining

•	The Company's operating sites successfully completed their Towards Sustainable Mining internal audits. Implementation of the Towards Sustainable Mining program is progressing well at Detour Lake, Macassa and Fosterville

11 Global Injury Frequency is based on per million hours worked

Meliadine Extension Permit

•	The Company previously submitted an amendment to the existing project certificate for the Meliadine mine which included the extension of the Type A Water license (which expires in 2031), the addition of tailings, water and waste management infrastructure at the Pump, F-Zone, Wesmeg and Discovery deposits, a wind farm project and the potential extension of the mine life at Meliadine by 11 years beyond the current mine life (the "Extension Project")

•	In November 2023, the Nunavut Impact Review Board ("NIRB") provided a recommendation against the proposed amendment to the Meliadine mine's permit for the Extension Project. The Company was disappointed by the NIRB's recommendation and has withdrawn the amendment to the Meliadine mine's permit for the Extension Project. As most of the current life of mine components were already approved under the existing project certificate (approved in 2015) and in order to avoid further delays, in January 2024, the Company submitted a proposal to the Nunavut Water Board to amend the current Type A Water license to include tailings, water and waste management infrastructure at the Pump, F-Zone, Wesmeg and Discovery deposits

•	The Company has engaged in positive dialogue with the NIRB since the recommendation against the Extension Project. The Company will consider resubmitting a new proposal for the extension of the mine life at Meliadine in the future

Gold Mineral Reserves Increase 10.5% to Record 53.8 Moz at Year-End 2023

At December 31, 2023, the Company's proven and probable mineral reserve estimate totalled 53.8 million ounces of gold (1,287 million tonnes grading 1.30 g/t gold). This represents a 10.5% (5.1 million ounce) increase in contained ounces of gold compared to the proven and probable mineral reserve estimate of 48.7 million ounces of gold (1,186 million tonnes grading 1.28 g/t gold) at year-end 2022 (see the Company's news release dated February 16, 2023 for details regarding the Company's December 31, 2022 proven and probable mineral reserve estimate).

The year-over-year increase in mineral reserves at December 31, 2023 is largely due to a substantial new mineral reserve addition of 5.2 million ounces of gold at the East Gouldie deposit at the Odyssey mine. The acquisition of the remaining 50% interest in the Canadian Malartic complex as part of the Yamana Transaction also contributed to adding 1.5 million ounces of gold in mineral reserves.

Mineral reserves were calculated using a gold price of $1,400 per ounce for all operating assets except the Detour Lake open pit for which a gold price of $1,300 per ounce was used, and using variable assumptions for the pipeline projects. (see "Assumptions used for the December 31, 2023 mineral reserve and mineral resource estimates reported by the Company" below for more details).

Gold Mineral Resources

At December 31, 2023, the Company's measured and indicated mineral resource estimate totalled 44.0 million ounces of gold (1,189 million tonnes grading 1.15 g/t gold). This represents a 0.6% (0.3 million ounce) decrease in contained ounces of gold compared to the measured and indicated mineral resource estimate at year-end 2022 (see the Company's news release dated February 16, 2023 for details regarding the Company's December 31, 2022 measured and indicated mineral resource estimate).

The year-over-year decrease in measured and indicated mineral resources is primarily due to the upgrade of mineral resources at East Gouldie to mineral reserves, largely offset by the successful conversion of inferred mineral resources into measured and indicated mineral resources and the acquisition of the remaining 50% interest in the Canadian Malartic complex and the Wasamac project as a result of the Yamana Transaction.

At December 31, 2023, the Company's inferred mineral resource estimate totalled 33.1 million ounces of gold (411 million tonnes grading 2.50 g/t gold). This represents a 26% (6.8 million ounce) increase in contained ounces of gold compared to the inferred mineral resource estimate a year earlier (see the Company's news release dated February 16, 2023 for details regarding the Company's December 31, 2022 inferred mineral resource estimate).

The year-over-year increase in inferred mineral resources is primarily due to the acquisition of the remaining 50% interest in the Canadian Malartic complex and the Wasamac project as part of the Yamana Transaction as well as an initial underground inferred mineral resource at Detour Lake.

For detailed mineral reserves and mineral resources data, including the economic parameters used to estimate the mineral reserves and mineral resources, see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2023)" and "Assumptions used for the December 31, 2023 mineral reserve and mineral resource estimates reported by the Company" below, as well as the Company's exploration news release dated February 15, 2024.

Update on Key Value Drivers and Pipeline Projects

Highlights on key value drivers (Odyssey project, Detour Lake mine and optimization of assets and infrastructure in the Abitibi region of Quebec), the Hope Bay project and the San Nicolás project are set out below. Details on certain mine expansion projects (Macassa new ventilation system, Meliadine Phase 2 expansion and Amaruq underground) are set out in the applicable operational sections of this news release.

Odyssey Project

Successful infill drilling in 2023 at the Odyssey mine continued to improve the confidence in the mine plan and resulted in the declaration of initial mineral reserves of 5.2 million ounces of gold (47 million tonnes grading 3.42 g/t gold) in the central portion of the East Gouldie deposit as at December 31, 2023. The aggressive exploration program in 2023 also continued to demonstrate geological upside potential, with expansion drilling resulting in the extension of the East Gouldie inferred mineral resource laterally to the west by approximately 870 metres. Recent drilling results demonstrate that the corridor remains open to the east with high potential to categorize a large area as inferred mineral resources by year-end 2024. Highlight intercepts include 6.2 g/t gold over 6.7 metres at 1,300 metres depth to the west and 6.7 g/t gold over 13.5 metres at 1,470 metres depth to the east of the deposit. In 2024, the Company will continue to test the east and west extensions of the East Gouldie deposit, with the objective of potentially adding a new mining front. For further details on the exploration results at Odyssey, see the Company's exploration news release dated February 15, 2024.

At Odyssey South, the planned mining rate of 3,500 tpd was reached in October 2023 and sustained through the fourth quarter of 2023. Gold production from underground was approximately 20,000 ounces in the fourth quarter of 2023, which is the expected quarterly production rate for 2024 to 2026. Stope reconciliation at Odyssey South remains positive, largely from the contribution of the internal zones. At year-end 2023, an additional 150,000 ounces of gold included in the mineral reserve estimate are attributed to the Odyssey South deposit and internal zones as the understanding of these two mineralized areas improves with ongoing drilling and mine development. The Company continues to advance the delineation drilling to help improve the predictability and modeling of these zones.

Underground development was ahead of plan in the fourth quarter of 2023. A record 1,236 metres of development was achieved in October 2023, which is above with the target rate for 2024 of 1,200 metres per month. Scoops, jumbos and cable bolters are now consistently being operated remotely, which drives improvements in development cycle time and overall development productivity. In the first quarter of 2024, the Company expects to test remotely operated trucks and a battery operated scoop.

Advancing the main ramp remains the key development focus. The Company achieved a lateral development rate of 165 metres per month in 2023, exceeding the target rate of 140 metres per month. As at December 31, 2023, the ramp was at a depth of 715 metres and the Company now expects to reach the first level of the top of the East Gouldie deposit at a depth of 750 metres in the first quarter of 2024. As a result, the Company is evaluating the potential to accelerate initial production from East Gouldie to 2026.

Shaft sinking activities continued to ramp-up through the fourth quarter of 2023. Equipment reliability issues were resolved, with the sinking rate improving to 1.5 metres per day in December 2023 and expected to be approximately at the target of 2.0 metres per day in the first quarter of 2024. As at December 31, 2023, the shaft had reached a depth of approximately 233 metres. To help advance the shaft sinking, the Company has completed pre-sinking of the shaft from Levels 26 to 36 and is now advancing pre-sinking between Levels 54 to 64. The Company still expects to complete excavation of the shaft in 2027.

Surface construction progressed as planned and on budget in the fourth quarter of 2023 and approximately 65% of the project surface construction was completed as at December 31, 2023. The service hoist is expected to be operational to a temporary loading station at Level 102 (1,050 metres below surface) by 2025. The paste backfill plant operated above design capacity of 4,000 tpd in the fourth quarter of 2023 and the conceptual engineering for the second phase of the paste plant has been initiated. In the second phase, which is expected to be completed in 2027, the paste backfill plant will be expanded to a capacity of approximately 20,000 tpd.

In regional exploration during the fourth quarter of 2023, drilling targeted the adjacent Camflo property to the north and potential mineralization analogous to the Odyssey South and Odyssey North deposits on the Rand Malartic property to the east. The Company believes that a long-term exploration strategy of surface and underground drilling on the recently consolidated lands at the Canadian Malartic complex has the potential to lead to significant discoveries.

Detour Lake Mine

In the fourth quarter of 2023, the mill delivered its second best quarterly mill throughput, operating at a rate of 71,826 tpd (equivalent to an annualized rate of approximately 26.2 Mtpa), despite a lower than anticipated runtime of 90% related to an unplanned power outage and plugged cyclone feed pump lines. Several initiatives aimed at enhancing runtime and mill throughput are underway. These efforts include a comprehensive review of maintenance practices related to the higher throughput and the optimization of the crusher, SAG mill and ball mill circuits. With sustained improvements year-over-year, the Company now expects the mill to reach a throughput rate of approximately 76,700 tpd (equivalent to an annualized rate of approximately 28 Mtpa) in the second half of 2024, compared to 2025 previously. The Company also sees the potential to reach a mill throughput rate of 79,450 tpd (equivalent to an annualized rate of approximately 29 Mtpa) in 2026 through the implementation of advanced process control (expert systems) and further runtime improvements. An internal analysis to better define these opportunities is expected to be completed in 2024.

In 2023, the exploration program at Detour Lake successfully defined continuity of mineralization below and west of the mineral reserves pit. This resulted in the addition of 1.56 million ounces of gold (21.8 million tonnes grading 2.23 g/t gold) in inferred mineral resources outside the mineral resource pit. Work is ongoing to determine the optimal transition point from open pit to underground mining. This transition point will help determine the mineral resources currently included in the resource pit that could instead be mined from underground. The resulting larger mineable underground mineral resource is expected to form the basis for an underground project at Detour Lake.

The preliminary underground mine concept under evaluation adopts many of the design criteria and parameters of the Company's existing operating mines in the region. The Company is currently evaluating a number of bulk mining scenarios. Mine development and production is envisioned to be done via ramp. Haulage of ore and waste by conveyor is a potential approach given the orebody plunging to the West. The mine could also utilize a combination of conventional and automated production equipment, similar to the equipment currently employed at the Company's Odyssey mine.

In 2024, exploration will continue to test and extend the west plunge of the main deposit. The Company is considering building an exploration ramp to increase confidence in the mineralization's continuity in the inferred resource envelope and to potentially collect a bulk sample. The Company expects to provide an update on mill optimization efforts, the Detour underground project and ongoing exploration results in the first half of 2024.

Optimization of Other Assets and Infrastructure in the Abitibi Region

At Macassa, mining of the NSUR and AK deposits through existing infrastructure was one of the first strategic optimization opportunities identified at the time of the Merger. At year-end 2023, the NSUR and AK deposits contributed approximately 23,000 ounces of gold in mineral reserves (0.12 million tonnes grading 5.93 g/t gold) and approximately 160,000 ounces of gold in mineral reserves (0.74 million tonnes grading 6.69 g/t gold) to the Macassa complex, respectively. Both deposits have now been incorporated into Macassa's production guidance for 2024 to 2026.

The NSUR and AK deposits are accessible from an existing surface ramp at Macassa (the "Portal"). A traditional truck and scoop tram approach has been selected for underground mucking and hauling, similar to the approach at LaRonde Zone 5 ("LZ5"). The deposits will be mined using long-hole open stoping and the stopes will be backfilled using cemented rockfill. At Macassa, the mill is expected to reach its nominal capacity of 1,650 tpd in mid-2024. The LZ5 processing facility at the LaRonde complex, approximately 130 kilometres away, can accommodate the processing of ore from the NSUR and AK deposits starting in the second half of 2024, thus avoiding capital expenditures that would otherwise be required for a mill expansion at Macassa. Production from the NSUR deposit is planned to be processed at the Macassa mill in the first half of 2024 and at the LZ5 processing facility in the second half of 2024. Production from the AK deposit, which is expected to begin in the second half of 2024 with the extraction of a 25,000 tonne bulk sample, is also planned to be processed at the LZ5 processing facility. Ore will be hauled by truck from the NSUR and AK deposits to the LZ5 processing facility. Production from these two deposits is forecast to be approximately 19,000 ounces of gold in 2024 and between 35,000 ounces to 50,000 ounces of gold from 2025 to 2028. The Company believes that the AK area remains prospective for future mineral resource growth.

At Upper Beaver, the Company continued to advance internal studies in the fourth quarter of 2023 to assess potential production opportunities, including comparison of transporting and processing ore at the LaRonde mill to a standalone central mill for Upper Beaver and satellite deposits. The Upper Beaver gold-copper deposit is expected to be mined by conventional underground methods, such as long hole open stoping with stopes to be backfilled with paste and waste rock. The Company is evaluating scenarios with a mining rate of approximately 5,000 tpd and production between 200,000 ounces and 230,000 ounces of gold per year and approximately 9 million to 10 million pounds of copper per year. Under these scenarios, initial production could potentially commence as early as 2030. The Company is also considering the construction of an exploration ramp and shaft in order to be used to upgrade mineral resources and further explore the deeper portions of the deposit. The exploration ramp and shaft would be considered permanent infrastructure and sized accordingly to accommodate the potential production phase in the event the project is approved for development.

At Wasamac, the Company continues to assess various scenarios to define the optimal mining rate and milling strategy for the project. While these evaluations continue, the Company has decided to not include the historical mineral reserve estimate at Wasamac in the Company's mineral reserve estimate. Rather, the Company has classified the Wasamac project entirely as mineral resources. The measured and indicated mineral resource estimate at year-end 2023 for the Wasamac project totalled 2.2 million ounces of gold (27.8 million tonnes grading 2.43 g/t) and inferred mineral resources were 0.8 million ounces of gold (9.2 million tonnes grading 2.66 g/t). Exploration activities in 2024 will focus on testing the eastern extension of the Wasamac deposit in the Wasa shear zone and exploring for Wasamac-style mineralization at Francoeur.

Hope Bay – Step-Out Drilling Continues to Extend Madrid's High-Grade Patch 7 Zone at Depth and Laterally

At Hope Bay, exploration drilling in 2023 totalled more than 125,000 metres with work focused on the Madrid area and Doris gold deposits and resulted in an increase in inferred mineral resources to 2.11 million ounces (12.1 million tonnes grading 5.41 g/t) as at December 31, 2023 from 1.95 million ounces (11.0 million tonnes grading 5.49 g/t) as at December 31, 2022. Exploration drilling added approximately 336,000 ounces of inferred mineral resources mostly from Madrid's Patch 7 zone, which partially offset a reduction of 177,000 ounces of inferred mineral resources by project-wide conversion to indicated mineral resources and improvement of mining parameters.

At Madrid, the target area in the gap between the Suluk and Patch 7 zones delivered strong drill results with recent highlights of 16.3 g/t gold over 28.6 metres at 385 metres depth and 12.7 g/t gold over 4.6 metres at 677 metres depth. Results confirm the potential to expand gold mineralization in the Madrid deposit at depth and along strike to the south, which will be a key focus of the 2024 drilling program.

Recent exploration results are expected to support a larger production scenario at Hope Bay. The Company continues to advance the internal evaluation and anticipates reporting results from this internal evaluation in 2025.

San Nicolás Copper Project

In the fourth quarter of 2023, Minas de San Nicolás, which is jointly owned by the Company and Teck Resources Limited, continued to advance the San Nicolás project in Zacatecas State, Mexico, including with respect to stakeholder engagement on the permitting process. The partners also continued to advance the feasibility study, with the intention to initiate detailed engineering and further optimization work later in 2024, and plan to be complete in 2025. Project approval would be expected to follow, subject to receipt of permits and the results of the feasibility study. In January 2024, Minas de San Nicolás submitted its application for an Environmental Impact Assessment permit, which is an important milestone in advancing the development of the San Nicolás project.

2024 to 2026 Guidance Estimates Stable Gold Production; Unit Costs for 2024 Remain Industry Leading

The Company is announcing its detailed production and cost guidance for 2024 and mine by mine production forecasts for 2024 through 2026. The 2024 gold production guidance range remains unchanged from the Previous Guidance, while 2024 total cash costs per ounce and AISC per ounce guidance increased approximately 4% compared to the full year 2023 results, below the rate of inflation. The 2024 production and cost guidance is summarized below and a detailed description of the three-year guidance plan is set below.

2024 Guidance Summary
(In millions other than per ounce measures or as otherwise stated)
	2024		2024
	Range		Mid-Point
Gold Production (ounces)	3,350,000	3,550,000	3,450,000
Total cash costs per ounce[12]	$875	$925	$900
AISC per ounce[12]	$1,200	$1,250	$1,225

Exploration and corporate development	$220	$240	$230
Depreciation and amortization expense	$1,560	$1,610	$1,585
General & administrative expense	$175	$195	$185
Other costs	$75	$90	$83

Tax rate (%)	33%	38%	35%
Cash taxes	$400	$500	$450

Capital expenditures (excluding capitalized exploration)	$1,600	$1,700	$1,650
Capitalized exploration	$105	$115	$110

Updated Three-Year Guidance Plan

Mine by mine production and cost guidance for 2024 and mine by mine gold production forecasts for 2025 and 2026 are set out in the table below. Opportunities to further optimize and improve gold production and unit cost forecasts from 2024 through 2026 continue to be evaluated.

Estimated Payable Gold Production (ounces)

	2023	2024		2025		2026
	Actual	Forecast Range		Forecast Range		Forecast Range
LaRonde complex	306,648	285,000	305,000	300,000	320,000	330,000	350,000
Canadian Malartic complex*	603,955	615,000	645,000	600,000	630,000	545,000	575,000
Goldex	140,983	125,000	135,000	125,000	135,000	125,000	135,000
Detour Lake	677,446	675,000	705,000	710,000	740,000	745,000	775,000
Macassa	228,535	265,000	285,000	320,000	340,000	330,000	350,000
Abitibi Gold Belt	1,957,567	1,965,000	2,075,000	2,055,000	2,165,000	2,075,000	2,185,000
Meliadine	364,141	360,000	380,000	375,000	395,000	400,000	420,000
Meadowbank complex	431,666	480,000	500,000	485,000	505,000	440,000	460,000
Nunavut	795,807	840,000	880,000	860,000	900,000	840,000	880,000
Fosterville	277,694	200,000	220,000	140,000	160,000	140,000	160,000
Kittila	234,402	220,000	240,000	220,000	240,000	230,000	250,000
Pinos Altos	98,280	100,000	105,000	125,000	135,000	115,000	125,000
La India	75,904	25,000	30,000	—	—	—	—
Total Gold Production	3,439,654	3,350,000	3,550,000	3,400,000	3,600,000	3,400,000	3,600,000

*2023 actual production reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

12 The Company's guidance for total cash costs per ounce and AISC per ounce is forward-looking non-GAAP information. For a description of the composition and usefulness of this non-GAAP measure, see "Note Regarding Certain Measures of Performance" below.

Gold production for 2024 is forecast to be approximately 3.35 to 3.55 million ounces, unchanged from the Previous Guidance. Additional production from operating improvements at the LaRonde and Meadowbank complexes and the Kittila mine (operating at 2 Mtpa) are expected to be offset by revisions to the mine plans at Canadian Malartic, due to the deferral of the restart of pre-crushing low grade ore, and at Fosterville, due to lower gold grades in the remaining area of the Swan zone.

Gold production is forecast to remain stable through 2026 based on mid-point estimates when compared to 2023 gold production of 3.44 million ounces. Gold production is forecast to be approximately 3.40 to 3.60 million ounces of gold in in 2025 and 2026.

	Production Costs per Ounce	Total Cash Costs per Ounce on a By- Product Basis of Gold Produced
	2023	2023	2024*
($ per ounce)	Actual	Actual	Forecast
LaRonde complex	$977	$911	$931
Canadian Malartic complex	771	824	926
Goldex	795	820	871
Detour Lake	669	735	734
Macassa	678	731	856
Abitibi Gold Belt	759	795	848
Meliadine	944	980	960
Meadowbank complex	1,214	1,176	1,029
Nunavut	1,090	1,086	999
Fosterville	473	488	698
Kittila	878	871	954
Pinos Altos	1,495	1,229	1,268
La India	1,271	1,241	1,365
Weighted Average Total	$853	$865	$900

*Forecast total cash costs per ounce are based on the mid-point of 2024 production guidance as set out in the table above.

Total cash costs per ounce in 2024 are expected to be between $875 and $925. The higher costs, when compared to the full year 2023 total cash costs per ounce of $865, are largely a result of higher labour, spare parts and maintenance costs. The Company expects stable unit costs through 2026, excluding inflation.

AISC per ounce in 2024 are expected to be between $1,200 and $1,250. The higher costs, when compared to the full year 2023 AISC per ounce of $1,179, are largely a result of higher total cash costs per ounce and higher sustaining capital expenditures. AISC per ounce are expected to remain stable through 2026, excluding inflation.

The Company remains focused on reducing costs through productivity improvements and innovation initiatives at all of its operations and the realization of operational synergies not currently factored into the cost guidance.

Currency and commodity price assumptions used for 2024 cost estimates and sensitivities are set out in the table below:

Currency and commodity price assumptions used for 2024 cost estimates and sensitivities

Commodity and currency price assumptions
C$/US$	1.34
US$/EUR	1.10
MXP/US$	16.50
A$/US$	1.45
Diesel ($/ltr)	$0.80
Silver ($/oz)	$23.00
Copper ($/lb)	$3.80
Zinc ($/lb)	$1.10

Approximate impact on total cash costs per ounce basis*
10% change in C$/US$		$50
10% change in US$/EUR		$5
10% change in MXP/US$		$1
10% change in A$/US$		$3
10% change in diesel price		$8
10% change in silver price		$2
10% change in copper price		$1
10% change in zinc price	$	<1

*Excludes the impact of current hedging positions

Exploration and Corporate Development

Exploration and corporate development expenses in 2024 are expected to be between $220 million and $240 million, based on a mid-point forecast of $151.1 million for expensed exploration and $77.7 million in project studies and other expenses.

Depreciation Guidance

Depreciation and amortization expense in 2024 is expected to be between $1.56 and $1.61 billion.

General & Administrative Cost Guidance

General and administrative expenses in 2024 are expected to be between $135 and $145 million, excluding share-based compensation. Share based compensation expense in 2024 is expected to be between $40 and $50 million.

Other Cost Guidance

Additional other expenses in 2024 are expected to be approximately $75 to $90 million. This includes $60 to $65 million related to site maintenance costs primarily at Hope Bay and Northern Territory in Australia, $5 to $10 million related to the ore sorting project at Detour Lake and $10 to $15 million related to sustainable development activities.

Tax Guidance

For 2024, the Company expects its effective tax rates to be:

•	Canada – 35% to 40%

•	Mexico – 35% to 40%

•	Australia – 30%

•	Finland – 20%

The Company's overall effective tax rate is expected to be approximately 33% to 38% for the full year 2024.

The Company estimates potential consolidated cash taxes of approximately $400 million to $500 million in 2024 at prevailing gold prices. The expected cash taxes for 2024 have increased from prior years as the Company has utilized the majority of its Canadian corporate tax pools that are deductible at a rate of 100% as of year-end 2023.

Capital Expenditures Guidance

In 2024, estimated capital expenditures are expected to be between $1.6 billion and $1.7 billion and capitalized exploration expenditures are expected to be between $105 million and $115 million.

The estimated mid-point for capital expenditures (excluding capitalized exploration) for 2024 is approximately $1.65 billion, which includes approximately $916.0 million of sustaining capital expenditures at the Company's operating mines and approximately $737.0 million of development capital expenditures.

The Company's capital expenditure forecast for 2024 is higher than the full year 2023 capital expenditures of $1.48 billion (which included $790.5 million of sustaining capital expenditures and $684.6 million of development capital expenditures) and capitalized exploration of $125.8 million. The increase in capital expenditures when compared to 2023 is largely due to the increase in ownership of Canadian Malartic to 100% as of the second quarter of 2023 and increased capital expenditures at Detour Lake, primarily due to additional maintenance and mobile equipment purchases and mine infrastructure costs and inflation. While the 2024 capital expenditures includes the advancement of studies and preliminary work for regional pipeline projects, additional spending at these projects will depend on the approval and timing of these projects.

Estimated 2024 Capital Expenditures

(In thousands of US dollars)

	Capital Expenditures		Capitalized Exploration
	Sustaining Capital	Development Capital	Sustaining	Non- Sustaining	Total
LaRonde complex	$86,100	$68,200	$2,300	$—	$156,600
Canadian Malartic complex	135,900	167,500	—	7,100	310,500
Goldex mine	52,800	7,700	2,900	—	63,400
Detour Lake mine	274,800	201,100	—	20,300	496,200
Macassa mine	59,400	97,800	2,100	32,900	192,200
Abitibi Gold Belt	609,000	542,300	7,300	60,300	1,218,900
Meliadine mine	70,200	82,400	5,500	13,200	171,300
Meadowbank complex	94,000	—	—	—	94,000
Nunavut	164,200	82,400	5,500	13,200	265,300
Fosterville mine	35,800	41,100	—	11,000	87,900
Kittila mine	87,200	2,900	1,900	5,400	97,400
Pinos Altos mine	19,800	15,400	1,800	500	37,500
San Nicolas project	—	17,000	—	—	17,000
Other	—	35,900	—	1,700	37,600
Total Capital Expenditures	$916,000	$737,000	$16,500	$92,100	$1,761,600

The Company is working towards maintaining capital expenditures at similar levels (excluding inflation) through 2026.

Updated Three Year Operational Guidance Plan

Since the Previous Guidance, there have been several operating developments resulting in changes to the updated three-year production profile. Descriptions of these changes as well as initial 2026 guidance are set out below.

ABITIBI REGION, QUEBEC

LaRonde Complex Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	275,000	280,000	310,000	n.a.
Current Guidance (mid-point) (oz)	306,648 (actual)	295,000	310,000	340,000

LaRonde Complex Forecast 2024	Ore Milled ('000 tonnes)		Gold (g/t)	Gold Mill Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)
		2,686	3.62	94.4%	10.01	72.6%

	Production and Minesite Costs per Tonne[13]		Zinc (%)	Zinc Mill Recovery (%)	Copper (%)	Copper Mill Recovery (%)
	C$	154.20	0.46%	71.0%	0.12%	83.1%

At the LaRonde complex, the production forecast is higher in 2024 when compared to Previous Guidance primarily due to higher productivity achieved than initially anticipated during the transition to pillarless mining at the LaRonde mine. Gold production is expected to increase to 310,000 ounces in 2025 and reach an annual run-rate of approximately 340,000 ounces per year in 2026, primarily due to higher gold grades at the LaRonde mine, an increase in the mining rate at the LZ5 mine to 3,800 tpd and the addition of satellite zones. The Company is also evaluating the potential to bring new sources of ore into production, including the LZ5 deep, Ellison and Fringe zones.

The LZ5 processing facility is expected to be in care and maintenance until the second half of 2024 as the Company completes an upgrade to the CIL tanks. The Company expects to restart the LZ5 processing facility in the second half of 2024 to process ore from the LZ5 mine and the AK deposit at Macassa. The Company continues to assess options to leverage the excess mill capacity at LZ5 as set out in the Update on Key Value Drivers and Pipeline Projects section above.

The LaRonde mine has planned a shutdown of 14 days in the third quarter of 2024 in order to rebuild the loading station at level 206 of the Penna shaft.

Canadian Malartic Complex Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	585,000	660,000	610,000		n.a.
Current Guidance (mid-point) (oz)	603,955 (actual)	630,000	615,000		560,000

Canadian Malartic Complex Forecast 2024	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne
	18,952	1.13	91.5%	C$	41.80

13 Minesite costs per tonne is a non-GAAP measure that is not standardized under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to production costs see "Reconciliation of Non-GAAP Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

At the Canadian Malartic complex, the production forecast is lower in 2024 when compared to Previous Guidance primarily due to the Company's decision to defer the reintroduction of pre-crushing low grade ore to increase mill throughput to 2025 from 2024. The Company continues to optimize the ore processing plan to enhance the financial metrics and cash flow during the transition to the underground Odyssey project. The mill throughput is now forecast to remain at approximately 52,000 tpd in 2024.

In 2024, production is expected to be sourced from the Barnat pit and the Odyssey mine, complemented by ore from the low grade stockpiles. The Odyssey mine is expected to contribute approximately 80,000 ounces of payable gold to the Canadian Malartic complex in 2024, 2025 and 2026.

Goldex Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	135,000	130,000	125,000	n.a.
Current Guidance (mid-point) (oz)	140,983 (actual)	130,000	130,000	130,000

Goldex Forecast 2024	Ore Milled ('000 tonnes)		Gold (g/t)	Gold Mill Recovery (%)
		3,016	1.58	84.9%

	Production and Minesite Costs per Tonne		Copper (%)	Copper Mill Recovery (%)
	C$	57.70	0.09%	87.5%

At Goldex, the production forecast is in line with Previous Guidance. The development at the Akasaba West project is on schedule and on budget to achieve commercial production in early 2024. Akasaba West is expected to provide additional production flexibility to Goldex and is forecast to contribute approximately 12,000 ounces of gold and approximately 2,300 tonnes of copper per year to Goldex starting in 2024.

ABITIBI REGION, ONTARIO

Detour Lake Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	690,000	700,000	740,000	n.a.
Current Guidance (mid-point) (oz)	677,446 (actual)	690,000	725,000	760,000

Detour Lake Forecast 2024	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne
	27,474	0.85	91.9%	C$	24.70

At Detour Lake, the slightly lower production forecast when compared to Previous Guidance is primarily due to lower grades from a slight adjustment to the mining sequence. The production profile reflects expected steady progress on the mill optimization projects, with the mill throughput rate expected to reach and sustain 77,000 tpd (equivalent to an annualized rate of approximately 28 Mtpa) in the second half of 2024, and a higher grade profile in 2025 and 2026.

Macassa Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	215,000	265,000	305,000	n.a.
Current Guidance (mid-point) (oz)	228,535 (actual)	275,000	330,000	340,000

Macassa Forecast 2024	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne
	606	14.50	97.4%	C$	521.10

At Macassa, the production forecast is higher in 2024 and 2025 when compared to Previous Guidance primarily due to the addition of production from the AK deposit to the mining profile. With sustained productivity gains at Macassa over the recent quarters, the deep mine (including the South Mine complex and Main Break) is now expected to largely fill the mill at its nominal capacity of 1,650 tpd starting in the second half of 2024. Production from the NSUR and AK deposits is planned to be trucked and processed at the LZ5 processing facility. Production from the NSUR and AK deposits is forecast to be approximately 19,000 ounces of gold in 2024 and between 35,000 ounces to 50,000 ounces of gold in 2025 and 2026. The lower forecast gold grade is largely a result of the inclusion of lower grade AK ore, additional lower grade NSUR ore and continued adjustments to the resource model from additional definition drilling.

The Company continues to see geological potential at Macassa as demonstrated by the mineral reserves replacement of 171% of its mining depletion in 2023 and encouraging drill results. In addition, the mineralized structures along strike and at depth of the South Mine complex and Main Break are prospective for ongoing expansion of the mineral resource base at the site. Overall, the Company believes that the Macassa mine has the potential to maintain production in excess of 300,000 ounces of gold per year based on expected exploration results.

NUNAVUT

Meliadine Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	365,000	370,000	380,000	n.a.
Current Guidance (mid-point) (oz)	364,141 (actual)	370,000	385,000	410,000

Meliadine Forecast 2024	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne
	1,892	6.30	96.5%	C$	251.50

At Meliadine, the production forecast in 2024 is in line with Previous Guidance. The Meliadine Phase 2 expansion is progressing as planned and mill throughput is expected to increase to 6,000 tpd late in 2024 and to 6,250 tpd in 2026, driving the higher gold production forecast in 2025 and 2026.

Meadowbank Complex Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	420,000	480,000	495,000	n.a.
Current Guidance (mid-point) (oz)	431,666 (actual)	490,000	495,000	450,000

Meadowbank Complex Forecast 2024	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne
	4,026	4.13	91.7%	C$	167.80

At the Meadowbank complex, the production forecast is higher in 2024 when compared to Previous Guidance primarily due to improved grades from positive grade reconciliation. The Company has approved an extension to the Amaruq life of mine to 2028 (compared to 2026 previously), which includes additional stopes from underground, a push-back from the IVR open pit and additional ounces from positive grade reconciliation. Overall approximately 500,000 ounces of gold have been added to the production profile, including approximately 100,000 ounces of gold in 2026. Amaruq underground is forecast to contribute approximately 100,000 ounces of gold in 2024, 2025 and 2026.

In 2023, Meadowbank experienced its longest lasting caribou migration since operations began. The Company continues to adjust for the caribou migration in its production plan as this migration can affect the ability to move materials on the road between Amaruq and Meadowbank and between Meadowbank and Baker Lake. Wildlife management is an important priority and the Company is working with Nunavut stakeholders to optimize solutions to safeguard wildlife and minimize production disruptions.

AUSTRALIA

Fosterville Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	305,000	240,000	210,000	n.a.
Current Guidance (mid-point) (oz)	277,694 (actual)	210,000	150,000	150,000

Fosterville Forecast 2024	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne
	744	9.15	95.9%	A$	285.60

At Fosterville, the production forecast is lower in 2024 and 2025 when compared to Previous Guidance. The declining production profile reflects negative grade reconciliation in the remaining area of the high grade Swan zone and the substantial depletion of the zone by late 2024. With the completion of the primary ventilation upgrade planned for late 2024 and the commencement of operations in Robbins Hill, the mining rate is forecast to increase by approximately 10% in 2025 and 2026, partially offsetting the lower average gold grade of approximately 6.50 g/t. Work is ongoing to evaluate the potential to optimize mining and milling through improved productivity to ensure Fosterville remains a sustainable 175,000 ounces to 200,000 ounces producer annually. Preliminary results of this evaluation are expected in the second half of 2024.

In 2023, the Fosterville mine successfully replaced 102% of mining depletion through continued exploration success in the Robbins Hill and Lower Phoenix areas and improved mining parameters. The Company believes that these areas remain prospective for high-grade, sulphide-hosted gold mineralization as well as ultra-high grade, quartz-hosted gold zones similar to the Swan zone.

FINLAND

Kittila Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	200,000	210,000	210,000	n.a.
Current Guidance (mid-point) (oz)	234,402 (actual)	230,000	230,000	240,000

Kittila Forecast 2024	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne
	2,000	4.15	86.3%	€95.90

At Kittila, the production forecast is higher in 2024 and 2025 when compared to Previous Guidance primarily due to the reinstatement of the 2.0 Mtpa operating permit on October 27, 2023. Previous Guidance assumed a throughput rate of 1.6 Mtpa in 2024 and 2025.

The mine is expecting a planned shutdown in the first quarter of 2024 for 11 days for regular maintenance on the autoclave.

MEXICO

Pinos Altos Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	85,000	97,500	115,000	n.a.
Current Guidance (mid-point) (oz)	97,642 (actual)	102,500	130,000	120,000

Pinos Altos Forecast 2024	Total Ore ('000 tonnes)	Gold (g/t)	Gold Recovery (%)
	1,810	1.86	94.7%

	Production and Minesite Costs per Tonne	Silver (g/t)	Silver Mill Recovery (%)
	$88.17	47.25	46.9%

At Pinos Altos, the production forecast is in line in 2024 and higher in 2025 than the Previous Guidance. The increased production in 2025 reflects increased contribution from the Cubiro satellite deposit, which is expected to start producing in the second half of 2024.

La India Forecast	2023	2024	2025	2026
Previous Guidance (mid-point) (oz)	65,000	17,500	n.a.	n.a.
Current Guidance (mid-point) (oz)	75,904 (actual)	27,500	nil	nil

At La India, the production forecast in 2024 is higher than the Previous Guidance primarily due to higher gold inventory ounces in the heap leach. With the depletion of the open pits in the fourth quarter of 2023, gold production in 2024 is expected to come from the residual leaching of the heap leach pads.

2024 Exploration Program and Budget – Continued Focus on Exploration Programs at Detour Lake and Canadian Malartic which are Expected to be Significant Future Contributors to Mineral Reserve Growth; Large Exploration Programs at LaRonde complex, Macassa, Meliadine, Amaruq, Fosterville, Kittila and Hope Bay

The Company has budgeted $336.7 million for exploration expenditures and project expenses in 2024, comprised of $151.1 million for expensed exploration, $107.9 million for capitalized exploration and $77.7 million for project studies, technical services and other corporate expenses.

The Company's exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing key value driver projects. Exploration priorities for 2024 include drilling the western and deep extension of the Detour Lake deposit to assist in the optimization of the open pit operations and to further advance a potential underground mining scenario, growing the underground mineral reserve and mineral resource at the Odyssey mine and continuing large exploration programs at other operating assets and Hope Bay.

The Company's exploration and corporate development budget and plans for individual mines and projects for 2024 are presented in the Company's exploration news release dated February 15, 2024.

ABITIBI REGION, QUEBEC

LaRonde Complex – Transition to Pillarless Mining Yields Higher Productivity than Anticipated

	Three Months Ended		Year Ended
LaRonde Complex – Operating Statistics	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Tonnes of ore milled (thousands of tonnes)	663	658	2,658	2,816
Tonnes of ore milled per day	7,207	7,152	7,282	7,715
Gold grade (g/t)	4.33	4.00	3.83	4.17
Gold production (ounces)	85,765	80,169	306,648	356,337
Production costs per tonne (C$)	$137	$143	$152	$132
Minesite costs per tonne (C$)	$157	$144	$153	$129
Production costs per ounce of gold produced	$779	$871	$977	$801
Total cash costs per ounce of gold produced	$845	$832	$911	$703

Gold Production

•	Fourth Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to higher grades

•	Full Year 2023 – Gold production decreased when compared to the prior-year period due to lower grades and lower volumes processed related to changes in the mining sequence at the LaRonde mine

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period primarily due to the timing of inventory sales and higher volume of ore milled, partially offset by higher underground maintenance costs. Production costs per ounce decreased when compared to the prior-year period primarily due to higher gold grades and the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to higher underground mining costs attributable to higher labour and materials costs and higher milling costs resulting from the transition to dry tailings disposition at the LaRonde mine and a lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period primarily as a result of higher production costs per tonne and fewer ounces of gold produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above regarding the increase in production costs in the quarter. Total cash costs per ounce increased when compared to the prior-year period primarily for the same reasons as the increase in minesite costs per tonne

•	Full Year 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above for production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period primarily due to the reasons outlined above for production costs per ounce

Highlights

•	Production from the 11-3 Zone at LaRonde continued in the fourth quarter of 2023 at a mining rate of approximately 950 tpd, exceeding the planned mining rate for the quarter. The 11-3 Zone is expected to continue to add additional flexibility to the LaRonde mine production plan

•	Maintenance of the underground ore handling system continued in the fourth quarter of 2023. The LaRonde mine had partial, planned shutdowns (equivalent in aggregate to approximately a 10-day shutdown) during the fourth quarter of 2023 to update the main underground ore network

•	During the fourth quarter of 2023, ore from LZ5 was processed at the LaRonde mill to take advantage of its excess capacity. The LZ5 processing facility was placed on care and maintenance during the third quarter of 2023 and is expected to restart in the second half of 2024. During the downtime, the Company will overhaul the facility's leach tanks

Canadian Malartic Complex – Record Quarterly Safety Performance and Solid Quarterly Gold Production; Odyssey Underground Production Reaches Target Rate of 3,500 tpd

	Three Months Ended		Year Ended
Canadian Malartic Complex – Operating Statistics*	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Tonnes of ore milled (thousands of tonnes)	5,278	4,950	19,595	19,540
Tonnes of ore milled per day	57,370	53,804	53,685	53,534
Gold grade (g/t)	1.08	1.18	1.17	1.15
Gold production* (ounces)	168,272	86,439	603,955	329,396
Production costs per tonne (C$)	$36	$34	$36	$31
Minesite costs per tonne (C$)	$40	$37	$39	$35
Production costs per ounce of gold produced	$825	$739	$771	$716
Total cash costs per ounce of gold produced	$913	$789	$824	$787

* Gold production reflects Agnico Eagle's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% thereafter.

Gold Production

•	Fourth Quarter of 2023 – Gold production increased when compared to the prior-year period due to the increase in the Company's ownership percentage of the Canadian Malartic complex between periods from 50% to 100% as a result of the closing of the Yamana Transaction on March 30, 2023, higher throughput resulting from softer rock conditions at the Barnat pit and the contribution from Odyssey South, partially offset by lower grades

•	Full Year 2023 – Gold production increased when compared to the prior-year period primarily due to the increase in the Company's ownership percentage of the Canadian Malartic complex between periods from 50% to 100% as a result of the Yamana Transaction

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to higher mining and milling costs in the period, partially offset by a higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to lower gold grades in the current period and higher mining and milling costs

•	Full Year 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the recognition of fair value adjustments to inventory resulting from the Yamana Transaction. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold being produced in the current period and the recognition of fair value adjustments to inventory resulting from the Yamana Transaction

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to higher production costs, partially offset by the higher volume of ore tonnes milled during the quarter. Total cash costs per ounce increased when compared to the prior-year period primarily due to lower gold grades and higher minesite costs per tonne, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to higher open pit mining costs. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	At the Barnat pit, good equipment availability and productivity and softer ultramafic ore drove solid operational performance. At Odyssey South, production via ramp reached and sustained the design rate of 3,500 tpd in the quarter. Gold production from underground was approximately 20,000 ounces in the fourth quarter of 2023

•	Mill throughput continued to be above plan from increased contribution from Odyssey South and softer rock conditions

•	At the Canadian Malartic pit, the Company continued the construction of the central berm (approximately 60% complete) in preparation for in-pit tailings disposal, which is expected to start in mid-2024

•	An update on Odyssey project development, construction and exploration highlights is set out in the Update on Key Value Drivers and Pipeline Projects section above

Goldex – Record Annual Safety Performance; First Ore Processed from Akasaba West Project

	Three Months Ended		Year Ended
Goldex Mine – Operating Statistics	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Tonnes of ore milled (thousands of tonnes)	672	748	2,887	2,940
Tonnes of ore milled per day	7,304	8,130	7,910	8,055
Gold grade (g/t)	1.79	1.70	1.74	1.68
Gold production (ounces)	33,364	36,291	140,983	141,502
Production costs per tonne (C$)	$55	$45	$52	$46
Minesite costs per tonne (C$)	$58	$46	$53	$47
Production costs per ounce of gold produced	$816	$683	$795	$734
Total cash costs per ounce of gold produced	$877	$765	$820	$765

Gold Production

•	Fourth Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to a lower volume of ore processed, partially offset by higher gold grades

•	Full Year 2023 – Gold production decreased when compared to the prior-year period primarily due to a lower volume of ore processed, partially offset by higher gold grades

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period due to higher open pit production costs and lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to higher open pit production costs and fewer ounces of gold being produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Production costs per tonne increased when compared to the prior-year period due to higher open pit mining costs, higher underground maintenance costs and lower volume processed in the current period. Production costs per ounce increased when compared to the prior-year period due to higher production costs and fewer ounces of gold being produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	Goldex achieved record safety performance in 2023 with zero lost time accidents and restricted work during the fourth quarter and for the full year

•	While the mine had lower throughput during the fourth quarter of 2023, Goldex had solid operational performance throughout the year with record annual tonnes hoisted (2.9 million tonnes)

•	South Zone Sector 3 completed six stopes in 2023, ahead of schedule, and produced approximately 11,000 ounces of gold. South Zone Sector 3 is expected to provide additional flexibility for the mining operations

•	The Akasaba West project remains on schedule and budget with work on upgrading the mill completed in the fourth quarter of 2023. First ore from the project was processed in November 2023 and achievement of commercial production is on schedule to occur in the first quarter of 2024

ABITIBI REGION, ONTARIO

Detour Lake – Higher Grades Drive Strong Quarterly Production; Advancing Mill Optimization Initiatives to Achieve 76,700 tpd Rate in 2024

	Three Months Ended		Year Ended
Detour Lake Mine – Operating Statistics	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022*
Tonnes of ore milled (thousands of tonnes)	6,608	6,488	25,435	22,782
Tonnes of ore milled per day	71,826	70,522	69,685	69,670
Gold grade (g/t)	1.02	0.94	0.91	0.97
Gold production (ounces)	193,475	179,737	677,446	651,182
Production costs per tonne (C$)	$25	$25	$24	$28
Minesite costs per tonne (C$)	$27	$25	$26	$25
Production costs per ounce of gold produced	$622	$660	$669	$752
Total cash costs per ounce of gold produced	$691	$674	$735	$657

*For the Full Year Ended December 31, 2022, the operating statistics are reported for the period from February 8, 2022 (the date of the Merger) to December 31, 2022.

Gold Production

•	Fourth Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to a higher volume of ore processed resulting from the ongoing mill optimization initiatives and higher gold grades as per the mining sequence

•	Full Year 2023 – Gold production increased when compared to the prior-year period primarily due to the timing of the closing of the Merger, partially offset by the impact of the transformer failure that occurred during the third quarter of 2023 and lower gold grades

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne remained unchanged when compared to the prior-year period despite the higher throughput volumes. Production costs per ounce decreased when compared to the prior-year period due to higher gold grades and the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled in the current period and the fair value adjustments to inventory made in the 2022 period, partially offset by the impact of the transformer failure during the third quarter of 2023. Production costs per ounce decreased when compared to the prior-year period due to lower production costs per tonne and the weaker Canadian dollar relative to the U.S. dollar, partially offset by lower gold grades

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to timing of inventory, partially offset by the higher volume of ore processed. Total cash costs per ounce increased when compared to the prior year period due to the timing of inventory, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Minesite costs per tonne increased when compared to the prior year period primarily due to higher maintenance costs for mobile equipment and spare parts during the period. Total cash cost per ounce increased when compared to the prior year period primarily due to higher mining, maintenance and milling costs caused by higher fuel and electricity prices and lower gold grades, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	In the fourth quarter of 2023, Detour Lake delivered a strong operating performance, producing 193,475 ounces of gold as a result of higher gold grades as per the mining sequence and its strong mill performance with throughput of 71,826 tpd (an annualized rate of approximately 26.2 Mtpa)

•	Mill runtime, at approximately 90% in the fourth quarter of 2023, was affected by a power outage, plugged cyclone feed pump line and an imbalance between the SAG mill and ball mill circuits. The Company continues its efforts to monitor and resolve higher-than-expected wear, tear and failure of equipment and systems related to the higher throughput rate, with the objective to better optimize and stabilize the throughput

•	The expansion of the mine maintenance shops to support increased mining rates and a larger production fleet is ongoing, with engineering close to completion. The new mining service facility is expected to be completed in 2025

•	An upgrade of the 230kV main substation is planned to improve the power quality at the mine. In addition, the upgrade will improve the site readiness for future power expansion for potential projects such as the trolley assist mine haulage system. Approximately 70% of the engineering was completed and all lead items had been ordered as at December 31, 2023. The upgrades related to power quality are expected to be completed in 2024 and those related to improve site readiness for future expansions in 2025

•	In the fourth quarter of 2023, the construction of the second cell stage four of the tailings management area was completed on schedule and on budget

Macassa – Record Quarterly and Annual Development Metres, Ore Tonnes Skipped and Mill Throughput; Continued Productivity Gains Result in Lowest Minesite Costs per Tonne Since the Merger

	Three Months Ended		Year Ended
Macassa Mine – Operating Statistics	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022*
Tonnes of ore milled (thousands of tonnes)	131	70	442	280
Tonnes of ore milled per day	1,424	761	1,211	856
Gold grade (g/t)	14.82	19.58	16.47	20.47
Gold production (ounces)	60,584	43,308	228,535	180,833
Production costs per tonne (C$)	$445	$594	$475	$602
Minesite costs per tonne (C$)	$473	$632	$503	$577
Production costs per ounce of gold produced	$704	$714	$678	$718
Total cash costs per ounce of gold produced	$763	$758	$731	$683

*For the Full Year Ended December 31, 2022, the operating statistics are reported for the period from February 8, 2022 (the date of the Merger) to December 31, 2022.

Gold Production

•	Fourth Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to the higher volume of ore processed, partially offset by lower gold grades

•	Full Year 2023 – Gold production increased when compared to the prior-year period primarily due to the timing of the closing of the Merger and higher volume of ore processed, partially offset by lower gold grades

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period, and the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period and the fair value adjustments to inventory made in 2022. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold being produced in the current period and the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled, partially offset by higher mining costs resulting from higher input prices. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher mining costs, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Minesite costs per tonne decreased when compared to the prior year period primarily due to the higher volume of ore milled, mainly due to the timing of the closing of the Merger. Total cash costs per ounce increased when compared to the prior year period due to higher mining costs, partially offset by more ounces of gold produced in the period and the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	During the fourth quarter of 2023, Macassa continued to demonstrate sustained productivity gains and improved compliance to plan, which resulted in record quarterly and annual development metres, tonnes skipped and mill throughput. The robust operational performance drove the lowest minesite costs per tonne since the Merger

•	In the fourth quarter and full year of 2023, realized gold grades were lower than forecast largely due to the addition to the mine plan of lower grade opportunity ounces as a result of the increased mining rate and available mill capacity

•	At the Portal (ramp access to the NSUR) production from long hole stopes continued in the fourth quarter of 2023. Gold production from NSUR was approximately 4,800 ounces in the fourth quarter of 2023

•	The construction of the enclosure of the surface fans continued according to schedule in the fourth quarter of 2023 and both fans were operating at 60%. The overall ventilation system upgrade is currently on track for completion in the first quarter of 2024, when both fans are anticipated to reach full capacity

NUNAVUT

Meliadine Mine – Record Annual Safety Performance and Mill Throughput

	Three Months Ended		For the Year Ended
Meliadine Mine – Operating Statistics	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Tonnes of ore milled (thousands of tonnes)	511	475	1,918	1,757
Tonnes of ore milled per day	5,554	5,163	5,255	4,814
Gold grade (g/t)	6.03	7.00	6.11	6.83
Gold production (ounces)	96,285	103,397	364,141	372,874
Production costs per tonne (C$)	$251	$226	$241	$232
Minesite costs per tonne (C$)	$249	$233	$249	$234
Production costs per ounce of gold produced	$981	$786	$944	$853
Total cash costs per ounce of gold produced	$992	$855	$980	$863

Gold Production

•	Fourth Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades, partially offset by higher volume of ore processed

•	Full Year 2023 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades, partially offset by the higher volume of ore processed

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period due to the consumption of stockpiles and higher logistics costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs per tonne and fewer ounces of gold being produced in the current period, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Production costs per tonne increased when compared to the prior-year period due to the consumption of stockpiles, higher underground and open pit mining costs and higher logistics costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs per tonne and fewer ounces of gold produced in the current period, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production cost per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above regarding production costs per ounce and fewer ounces of gold being produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production cost per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above regarding production costs per ounce and fewer ounces of gold being produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	The processing plant continued to demonstrate overall strong performance, with record tonnes processed in the fourth quarter of 2023 and for the full year 2023 at 511,000 tonnes and 1.9 million tonnes, respectively

•	The open pit mine performed above plan in the fourth quarter of 2023, partially offsetting lower production from the underground mine which was affected by rehabilitation work on the main haulage ramp

•	The Phase 2 mill expansion is expected to be completed in mid-2024 and the processing rate ramp-up is expected to increase throughput to 6,000 tpd by year-end 2024. In the fourth quarter of 2023, work on the Phase 2 mill expansion continued as mechanical piping and electrical work was ongoing at the carbon in leach building, the power plant and secondary grinding building, which is now fully enclosed. Commissioning of the filter press began during the fourth quarter of 2023

•	The waterline installation is underway, with the section from kilometre 15 to kilometre 30 completed. The waterline installation is expected to be completed in 2024, allowing for utilization in the summer of 2025

•	The Company submitted a proposal to the Nunavut Water Board to amend the current Type A Water license to include tailings, water and waste management infrastructure at the Pump, F-Zone, Wesmeg and Discovery deposits. See “Environment, Social and Governance Highlights – Meliadine Extension Permit” for further details on the Meliadine permit application

Meadowbank Complex – Solid Operational Performance Continued; Record Annual Safety Performance; Extension of Mine Life to 2028 with IVR Pit Pushback Approved

	Three Months Ended		Year Ended
Meadowbank Complex – Operating Statistics	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Tonnes of ore milled (thousands of tonnes)	938	923	3,843	3,739
Tonnes of ore milled per day	10,196	10,033	10,529	10,244
Gold grade (g/t)	3.97	3.48	3.86	3.40
Gold production (ounces)	109,226	94,328	431,666	373,785
Production costs per tonne (C$)	$206	$191	$183	$154
Minesite costs per tonne (C$)	$185	$186	$179	$157
Production costs per ounce of gold produced	$1,306	$1,364	$1,214	$1,184
Total cash costs per ounce of gold produced	$1,186	$1,418	$1,176	$1,210

Gold Production

•	Fourth Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to higher grades and higher volume of ore processed

•	Full Year 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades and the volume of ore processed

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period due to a lower deferred stripping adjustment at the open pit and higher milling and underground mining costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period primarily due to more ounces of gold being produced in the current period and the weaker Canadian dollar relative to the U.S. dollar, partially offset by the higher production costs per tonne as outlined above

•	Full Year 2023 – Production costs per tonne increased when compared to the prior-year period due to the consumption of stockpiles, higher milling underground mining costs, partially offset by a higher stripping ratio at the open pit and the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs per tonne, partially offset by more ounces of gold being produced in the current period and the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced and the weaker Canadian dollar relative to the U.S. dollar

•	Full Year 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to more gold ounces produced and the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	The open pit operation continued to deliver solid performance during the fourth quarter of 2023 despite delays related to an extended caribou migration and poor weather conditions. Production at Amaruq also continued to benefit from positive reconciliation on tonnes and grade

•	The underground operation continued to build on productivity gains demonstrating sustained improvement through the cycle and increased adherence and compliance to plan. The cemented rock fill and ore haulage set quarterly performance records

•	Based on continuous improvement and cost optimization efforts, positive reconciliation to the geological model and infill drilling, the Company has approved an extension to the Amaruq life of mine to 2028 (previous mine life of 2026). The extension consists of a push-back from the IVR pit, at a stripping ratio of 7.2, and additional stopes from the underground, which, combined, contribute approximately 500,000 of additional gold ounces to the production profile

AUSTRALIA

Fosterville – Higher Mill Throughput Helped Offset Lower Grades; Priority Lateral Development for the Ventilation Upgrade Completed

	Three Months Ended		Year Ended
Fosterville Mine – Operating Statistics*	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022*
Tonnes of ore milled (thousands of tonnes)	183	139	651	524
Tonnes of ore milled per day	1,989	1,511	1,784	1,602
Gold grade (g/t)	8.79	20.29	13.61	20.41
Gold production (ounces)	49,533	88,634	277,694	338,327
Production costs per tonne (A$)	$259	$370	$304	$561
Minesite costs per tonne (A$)	$261	$399	$301	$356
Production costs per ounce of gold produced	$632	$385	$473	$605
Total cash costs per ounce of gold produced	$723	$414	$488	$378

*For the Full Year Ended December 31, 2022, the operating statistics are reported for the period from February 8, 2022 (the date of the Merger) to December 31, 2022.

Gold Production

•	Fourth Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower grade from the mine sequence, partially offset by the higher volume of ore milled

•	Full Year 2023 – Gold production decreased when compared to the prior-year period primarily due to lower grades from the mine sequence, partially offset by the higher volume of ore milled and the timing of the closing of the Merger

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period due to lower mining and milling costs and the higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to the lower gold grades, partially offset by the lower mining and milling costs and the weaker Australian dollar relative to the U.S. dollar

•	Full Year 2023 – Production costs per tonne decreased when compared to the prior-year period due to fair value adjustments to inventory on the purchase price allocation recognized in 2022 with no comparative recognition occurring in 2023. Production costs per ounce decreased when compared to the prior-year period for the same reasons above as well as the effect of the weaker Australian dollar relative to the U.S. dollar, partially offset by fewer ounces produced in the period due to lower gold grades

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period due to lower mining and milling costs and the higher volume of ore milled in the current period. Total cash costs per ounce increased when compared to the prior-year period due to fewer ounces produced in the period, partially offset by the lower minesite costs per tonne and the weaker Australian dollar relative to the U.S. dollar

•	Full Year 2023 – Minesite costs per tonne decreased when compared to the prior year period primarily due to the higher volume of ore milled and lower mining and milling costs. Total cash costs per ounce increased when compared to the prior year period primarily due to fewer ounces of gold produced in the current period, partially offset by the lower minesite costs per tonne and the weaker Australian dollar relative to the U.S. dollar

Highlights

•	The Company is currently advancing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. In the fourth quarter of 2023, the Company completed the priority development related to the ventilation upgrade on schedule and commenced the reaming of the first ventilation raise. The Company expects the project to be completed by early 2025

•	During the fourth quarter of 2023, the Company continued to give priority to the key underground development in Robbins Hill district and the Lower Phoenix exploration drive. Unplanned maintenance on a primary fan transformer in late December affected underground production and resulted in the delayed extraction of a high grade stope from the Swan zone

•	At the mill, throughput was solid with run of mine and coarse ore stockpiles being drawn down at quarter end to help counter the delay on a high grade Swan stope. As a result, head grades were slightly lower than planned

FINLAND

Kittila – Operating Permit Restored to 2.0 Mtpa; Production Hoist Ramp Up Completed

	Three Months Ended		Year Ended
Kittila Mine – Operating Statistics	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Tonnes of ore milled (thousands of tonnes)	514	421	1,954	1,925
Tonnes of ore milled per day	5,587	4,576	5,353	5,274
Gold grade (g/t)	4.55	3.93	4.48	4.13
Gold production (ounces)	61,172	44,724	234,402	216,947
Production costs per tonne (EUR)	€91	€129	€98	€103
Minesite costs per tonne (EUR)	€96	€132	€99	€101
Production costs per ounce of gold produced	$828	$1,258	$878	$971
Total cash costs per ounce of gold produced	$858	$1,330	$871	$980

Gold Production

•	Fourth Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades and the higher volume of ore milled, partially offset by lower metallurgical recovery

•	Full Year 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades and higher volume of ore milled, partially offset by lower metallurgical recovery

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled and lower milling costs in the current period. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold being produced and lower milling costs and the weaker Euro dollar relative to the U.S. dollar

•	Full Year 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period and stockpile adjustments between periods. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold being produced and the weaker Euro dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons as for production costs per ounce

•	Full Year 2023 – Minesite costs per tonne decreased when compared to the prior year period primarily due to the same reasons as for production costs per tonne. Total cash costs per ounce decreased when compared to the prior year period due to the same reasons as for production costs per ounce

Highlights

•	On October 27, 2023, the Supreme Administrative Court of Finland ("SAC") confirmed that the environmental permits granted to Agnico Eagle Finland in 2020 remain valid and production can continue at a rate of 2.0 mtpa in accordance with the permit. The Company operated Kittila at an annualized rate of 2.0 mtpa in the first nine months of 2023 and, following the SAC decision, the Company was able to maintain that production rate uninterrupted for the remainder of the year

•	During the fourth quarter of 2023, a four day unplanned maintenance shutdown was necessary to clean the autoclave which affected mill throughput

•	At the mine, the production hoist ramp up was completed and 100% of ore was hoisted via the shaft in December

•	A decline in input costs for electricity, contractors and explosives, coupled with the commissioning of the production shaft, has led to a continued decrease in minesite costs per tonne during the fourth quarter of 2023 when compared to previous quarters during 2023

•	The successful implementation of several environmental initiatives, including the nitrogen removal plant, has bolstered Kittila's environmental performance and the mine's emissions remained below 75% of the permitted limits for the full year

MEXICO

Pinos Altos – Strong Performance at Reyna de Plata Pit Drives Quarterly Production

	Three Months Ended		Year Ended
Pinos Altos Mine – Operating Statistics	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Tonnes of ore milled (thousands of tonnes)	441	382	1,656	1,510
Tonnes of ore milled per day	4,793	4,152	4,537	4,137
Gold grade (g/t)	1.91	2.14	1.92	2.07
Gold production (ounces)	25,963	25,291	97,642	96,522
Production costs per tonne	$87	$98	$88	$96
Minesite costs per tonne	$88	$97	$88	$94
Production costs per ounce of gold produced	$1,470	$1,485	$1,495	$1,497
Total cash costs per ounce of gold produced	$1,210	$1,255	$1,229	$1,249

Gold Production

•	Fourth Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to the higher volume of ore milled, partially offset by lower gold grades

•	Full Year 2023 – Gold production increased when compared to the prior-year period primarily due to higher volume of ore milled, partially offset by lower gold grades

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the increase in milling costs due to higher input prices. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period, partially offset by higher milling costs and the strengthening of the Mexican Peso relative to the U.S. dollar

•	Full Year 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the increase in open pit mining and milling costs due to higher input prices. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above and the strengthening of the Mexican Peso relative to the U.S. dollar, partially offset by more ounces of gold being produced in the period

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period due to higher volume of ore processed, partially offset by higher open pit mining and milling costs from higher input prices. Total cash costs per ounce decreased when compared to the prior-year period due to lower underground mining costs and more ounces of gold being produced in the period, partially offset by higher open pit mining and milling costs and the stronger Mexican Peso relative to the U.S. dollar

•	Full Year 2023 – Minesite costs per tonne decreased when compared to the prior year period primarily due to higher volume of ore processed, partially offset by higher open pit mining and milling costs from higher input prices. Total cash costs per ounce decreased when compared to the prior year period for the same reasons outlined above for production costs per tonne and the stronger Mexican Peso relative to the U.S. dollar, partially offset by more ounces of gold produced in the period

Highlights

•	During the fourth quarter of 2023, strong mining performance at the open pit operations offset lower ore tonnes mined from the underground operations due to mining smaller stopes and resulted in stable production quarter-over-quarter

•	Production from the San Eligio zone continued to ramp up in the fourth quarter of 2023, with seven stopes mined in the quarter, and provides increased production flexibility to the Pinos Altos mine

La India – Mining Activities Completed in the Fourth Quarter; Residual Leaching in 2024

	Three Months Ended		Year Ended
La India Mine – Operating Statistics	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Tonnes of ore milled (thousands of tonnes)	500	1,138	3,010	5,102
Tonnes of ore milled per day	5,435	12,370	8,247	13,978
Gold grade (g/t)	0.92	0.57	0.87	0.59
Gold production (ounces)	19,481	16,669	75,904	74,672
Production costs per tonne	$49	$18	$32	$15
Minesite costs per tonne	$45	$20	$32	$16
Production costs per ounce of gold produced	$1,254	$1,245	$1,271	$1,021
Total cash costs per ounce of gold produced	$1,149	$1,369	$1,241	$1,056

Gold Production

•	Fourth Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades, partially offset by fewer tonnes of ore placed on the heap leach after the depletion of the open pit

•	Full Year 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades, partially offset by fewer tonnes of ore placed on the heap leach after the depletion of the open pit

Production Costs

•	Fourth Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the lower volume of ore placed on the heap leach in the current period after the depletion of the open pit. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and the strengthening of the Mexican Peso relative to the U.S. dollar, partially offset by more ounces of gold produced in the current period

•	Full Year 2023 – Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore placed on the heap leach in the current period after the depletion of the open pit, partially offset by lower open pit mining costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs per tonne and the strengthening of the Mexican Peso relative to the U.S. dollar, partially offset by more ounces of gold produced in the current period

Minesite and Total Cash Costs

•	Fourth Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the lower volume of ore placed on the heap leach in the current period after the depletion of the open pit. Total cash costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the period, partially offset by the strengthening of the Mexican Peso relative to the U.S. dollar between periods

•	Full Year 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the lower volume of ore placed on the heap leach in the current period. Total cash costs per ounce increased when compared to the prior year period primarily due to the consumption of heap leach stockpiles with the cessation of mining operations and the strengthening of the Mexican Peso relative to the U.S. dollar, partially offset by more ounces of gold produced in the current period

Highlights

•	Mining and crushing activities were completed in the fourth quarter of 2023, with residual leaching to continue into 2024

•	Gold production in the fourth quarter of 2023 was better than planned, primarily as a result of higher gold grades than anticipated at the bottom of the open pit

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures and ratios, including "total cash costs per ounce", "all-in sustaining costs per ounce", "adjusted net income", "adjusted net income per share", "cash provided by operating activities before working capital adjustments", "cash provided by operating activities before working capital adjustments per share", "earnings before interest, taxes, depreciation and amortization" (also referred to as EBITDA), "adjusted EBITDA", "free cash flow", "free cash flow before changes in non-cash components of working capital", "operating margin", "sustaining capital expenditures", "development capital expenditures", "net debt" and "minesite costs per tonne" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

Total cash costs per ounce of gold produced

Total cash costs per ounce of gold produced (also referred to as "total cash costs per ounce") is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of (loss) income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the extraordinary nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company's operations, the calculations of total cash costs per ounce for the Detour Lake, Macassa and Fosterville mines have been adjusted for this purchase price allocation in the comparative period data and for the Canadian Malartic complex in year ended December 31, 2023. Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments.

Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce of gold produced is intended to provide investors information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this news release, unless otherwise indicated, total cash costs per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

All-in sustaining costs per ounce of gold produced

All-in sustaining costs per ounce of gold produced (also referred to as "all-in sustaining costs per ounce" or "AISC per ounce") on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce on a co-product basis is calculated in the same manner as the AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include noncash expenditures, such as depreciation and amortization. In this news release, unless otherwise indicated, all-in sustaining costs per ounce of gold produced is reported on a byproduct basis (see “—Total cash costs per ounce of gold produced” for a discussion of regarding the Company's use of by-product basis reporting).

Management believes that AISC per ounce is helpful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides helpful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council ("WGC") in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies.

Adjusted net income and adjusted net income per share

Adjusted net income is calculated by adjusting the net (loss) income as recorded in the consolidated statements of (loss) income for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net (loss) income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gain, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, integration costs, purchase price allocations to inventory, self-insurance losses, gains and losses on the disposal of assets, income and mining taxes adjustments as well as other items (which include payments that relate to prior years and disposals of supplies inventory at non-operating sites). Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding at the end of the period on a basic and diluted basis.

The Company believes that adjusted net income and adjusted net income per share are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. These generally accepted industry measures are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS. Adjusted net income and adjusted net income per share are not standardized measures under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other companies.

Cash provided by operating activities before working capital adjustments and cash provided by operating activities before working capital adjustments per share

Cash provided by operating activities before working capital adjustments and cash provided by operating activities before working capital adjustments per share are calculated by adjusting the cash provided by operating activities as shown in the consolidated statements of cash flows for the effects of changes in non-cash components of working capital such as trade receivables, income taxes, inventories, other current assets, accounts payable and accrued liabilities and interest payable. The per share amount is calculated by dividing cash provided by operating activities before working capital adjustments by the weighted average number of shares outstanding on a basic basis. The Company believes that changes in working capital can be volatile due to numerous factors, including the timing of payments. Management uses these measures to, and believe they are useful to investors so they can, assess the underlying operating cash flow performance and future operating cash flow generating capabilities of the Company in conjunction with other data prepared in accordance with IFRS.

EBITDA and adjusted EBITDA

EBITDA, or earnings before interest, taxes, depreciation and amortization, is calculated by adjusting the net (loss) income as recorded in the consolidated statements of (loss) income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the consolidated statements of (loss) income. EBITDA removes the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gains and losses, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, integration costs, purchase price allocations to inventory, self-insurance losses, gains and losses on the disposal of assets, as well as other items (which include payments that relate to prior years and disposals of supplies inventory at non-operating sites).

The Company believes EBITDA and adjusted EBITDA are useful to investors in that they allow for the evaluation of the liquidity generating capability of the Company to fund its working capital, capital expenditure and debt repayments. These generally accepted industry measures are intended to provide investors with information about the Company's continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is helpful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS. EBITDA and adjusted EBITDA are not standardized measures under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other companies.

Free cash flow and Free cash flow before changes in non-cash components of working capital

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the consolidated statements of cash flows. Free cash flow before changes in non-cash components of working capital is calculated by excluding the effect of changes in non-cash components of working capital from free cash flow such as trade receivables, income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.

The Company believes that free cash flow and free cash flow before changes in non-cash components of working capital are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. These generally accepted industry measures also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS, and believes it is helpful to investors so they can, understand and monitor the cash generating capability of the Company. Free cash flow and free cash flow before changes in non-cash components of working capital are not standardized measures under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other companies.

Operating margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is helpful to investors as it provides them with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS. Operating margin is not a standardized measure under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other companies.

Sustaining capital expenditures and development capital expenditures

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

Net debt

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheet for deferred financing costs and cash and cash equivalents. Management believes the measure of net debt is useful to help investors to determine the Company's overall debt position and to evaluate future debt capacity of the Company. Net debt is not a standardized measure under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other companies.

Minesite costs per tonne

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of (loss) income for inventory production costs, operational care and maintenance costs due to COVID-19 and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. Minesite costs per tonne is not a standardized measure under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other gold mining companies.

Forward-Looking Non-GAAP Measures

This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at February 15, 2024. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "schedule", "target", "tracking", "will", and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; the potential for additional gold production at the Upper Beaver project and the Company's other sites; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's expansion plans at Detour Lake, Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the potential to optimize mining and milling through improved productivity to ensure Fosterville remains a sustainable 175,000 ounces to 200,000 ounces producer annually; the potential for the Macassa mine to maintain production in excess of 300,000 ounces of gold per year based on expected exploration results; the Company's plans at the Hope Bay project; the Company's plans at the Wasamac project; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; anticipated cost inflation and its effect on the Company's costs and results; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations including at Meliadine and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company's unsecured revolving bank credit facility, the term loan facility and other indebtedness; future dividend amounts, record dates and payment dates; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2022 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2022 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde complex and Goldex mine; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner to which COVID-19, its variants, and other communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Effective February 25, 2019, the SEC's disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice-President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101.

Detailed Mineral Reserve and Mineral Resource Data

MINERAL RESERVES

As at December 31, 2023

OPERATION / PROJECT		PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	Recovery %**
LaRonde mine[1]	U/G	2,342	4.98	375	8,568	6.79	1,870	10,910	6.40	2,244	94.7
LaRonde Zone 5[2]	U/G	4,450	2.11	301	4,523	2.30	334	8,972	2.20	636	94.7
LaRonde complex Total		6,791	3.10	676	13,091	5.24	2,204	19,882	4.51	2,880
Canadian Malartic[3]	O/P	45,474	0.58	852	45,332	1.09	1,584	90,806	0.83	2,436	89.0
East Gouldie[4]	U/G	—	—	—	47,005	3.42	5,173	47,005	3.42	5,173	94.6
Odyssey deposits[5]	U/G	17	2.25	1	4,422	2.17	308	4,440	2.17	310	95.3
Canadian Malartic complex Total		45,491	0.58	853	96,760	2.27	7,065	142,251	1.73	7,919
Goldex[6]	U/G	797	2.60	66	16,873	1.54	834	17,669	1.59	901	85.8
Akasaba West[7]	O/P	203	0.84	5	4,823	0.89	138	5,025	0.89	143	77.1
Quebec Total		53,282	0.93	1,601	131,546	2.42	10,242	184,828	1.99	11,843
Detour Lake (Above 0.5 g/t)	O/P	70,048	1.14	2,565	484,633	0.90	14,029	554,681	0.93	16,594	91.9
Detour Lake (Below 0.5 g/t)	O/P	48,656	0.43	666	215,712	0.38	2,669	264,368	0.39	3,335	90.0
Detour Lake Total[8]		118,703	0.85	3,230	700,346	0.74	16,698	819,049	0.76	19,928
Macassa mine[9]	U/G	248	16.17	129	3,959	14.34	1,825	4,207	14.45	1,954	97.4
Macassa Near Surface[10]	U/G	2	4.23	—	117	5.96	22	119	5.93	23	95.0
AK deposit[11]	U/G	—	—	—	742	6.69	160	742	6.69	160	95.0
Macassa Total		249	16.10	129	4,818	12.96	2,007	5,067	13.11	2,136
Upper Beaver[12]	U/G	—	—	—	7,992	5.43	1,395	7,992	5.43	1,395	95.0
Hammond Reef[13]	O/P	—	—	—	123,473	0.84	3,323	123,473	0.84	3,323	89.2
Ontario Total		118,952	0.88	3,359	836,629	0.87	23,424	955,581	0.87	26,783
Amaruq	O/P	3,010	1.58	153	9,469	3.76	1,146	12,479	3.24	1,299	91.7
Amaruq	U/G	49	5.96	9	2,829	5.81	528	2,878	5.81	538	91.7
Meadowbank complex Total[14]		3,059	1.65	162	12,298	4.23	1,674	15,357	3.72	1,837
Meliadine	O/P	266	4.27	37	4,632	4.46	664	4,898	4.45	700	94.7
Meliadine	U/G	1,514	7.57	369	11,846	6.30	2,398	13,360	6.44	2,767	96.3
Meliadine Total[15]		1,780	7.08	405	16,478	5.78	3,062	18,258	5.91	3,467
Hope Bay[16]	U/G	93	6.77	20	16,123	6.51	3,377	16,216	6.52	3,397	87.5
Nunavut Total		4,932	3.71	588	44,899	5.62	8,113	49,831	5.43	8,701

OPERATION / PROJECT		PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	Recovery %**
Fosterville[17]	U/G	679	12.52	273	7,897	5.55	1,409	8,576	6.10	1,682	95.0
Australia Total		679	12.52	273	7,897	5.55	1,409	8,576	6.10	1,682
Kittila[18]	U/G	984	4.11	130	25,943	4.14	3,454	26,926	4.14	3,584	86.9
Europe Total		984	4.11	130	25,943	4.14	3,454	26,926	4.14	3,584
Pinos Altos	O/P	24	1.21	1	2,363	1.21	92	2,387	1.21	93	94.4
Pinos Altos	U/G	2,386	2.14	164	4,150	2.17	290	6,536	2.16	454	94.2
Pinos Altos Total[19]		2,410	2.13	165	6,514	1.82	381	8,924	1.90	546
San Nicolás (50%)[20]	O/P	23,858	0.41	314	28,761	0.39	358	52,619	0.40	672	17.6
Mexico Total		26,268	0.57	479	35,275	0.65	739	61,543	0.62	1,219
Total Gold		205,096	0.98	6,430	1,082,188	1.36	47,380	1,287,284	1.30	53,811

SILVER	Mining Method*	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	Recovery %**
LaRonde	U/G	2,342	14.32	1,078	8,568	21.60	5,950	10,910	20.04	7,028	74.9
Pinos Altos	O/P	24	43.30	33	2,363	36.35	2,762	2,387	36.42	2,796	44.5
Pinos Altos	U/G	2,386	40.03	3,070	4,150	47.41	6,326	6,536	44.71	9,396	49.3
Pinos Altos Total		2,410	40.06	3,104	6,514	43.40	9,088	8,924	42.50	12,192
San Nicolás (50%)	O/P	23,858	23.93	18,356	28,761	20.91	19,333	52,619	22.28	37,689	38.2
Total Silver		28,609	24.50	22,538	43,843	24.38	34,371	72,453	24.43	56,909

COPPER	Mining Method*	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	Recovery %**
LaRonde	U/G	2,342	0.19	4,558	8,568	0.30	25,341	10,910	0.27	29,899	83.6
Akasaba West	O/P	203	0.44	890	4,823	0.50	24,262	5,025	0.50	25,153	83.6
Upper Beaver	U/G	—	—	—	7,992	0.25	19,980	7,992	0.25	19,980	90.0
San Nicolás (50%)	O/P	23,858	1.26	299,809	28,761	1.01	291,721	52,619	1.12	591,530	75.7
Total Copper		26,402	1.16	305,258	50,144	0.72	361,305	76,546	0.87	666,562

ZINC	Mining Method*	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	Recovery %**
LaRonde	U/G	2,342	0.62	14,424	8,568	1.08	92,164	10,910	0.98	106,588	69.2
San Nicolás (50%)	O/P	23,858	1.61	383,313	28,761	1.37	394,115	52,619	1.48	777,428	65.5
Total Zinc		26,199	1.52	397,736	37,330	1.30	486,280	63,529	1.39	884,016

*Underground (“U/G”), Open Pit ("O/P")

** Represents metallurgical recovery percentage

1 LaRonde mine: Net smelter value cut-off varies according to mining type and depth, not less than C$91/t for LP1 and not less than C$192/t for LaRonde.

2 LaRonde Zone 5: Gold cut-off grade varies according to stope size and depth, not less than 1.56 g/t.

3 Canadian Malartic: Gold cut-off grade not less than 0.34 g/t for Barnat pit.

4 East Gouldie: Gold cut-off grade not less than 1.67 g/t.

5 Odyssey deposits: Gold cut-off grade varies according to mining zone and depth, not less than 1.53 g/t.

6 Goldex: Gold cut-off grade varies according to mining type and depth, not less than 1.00 g/t.

7 Akasaba West: Net smelter value cut-off varies, not less than C$33/t.

8 Detour Lake: Gold cut-off grade not less than 0.30 g/t.

9 Macassa mine: Gold cut-off grade varies according to mining type, not less than 3.71 g/t for long hole method and 4.41 g/t for cut and fill method.

10 Macassa Near Surface: Gold cut-off grade not less than 4.33 g/t.

11 Amalgamated Kirkland (AK) deposit: Gold cut-off grade not less than 4.25 g/t.

12 Upper Beaver: Net smelter value cut-off not less than C$125/t.

13 Hammond Reef: Gold cut-off grade not less than 0.41 g/t.

14 Amaruq: Gold cut-off grade varies according to mining type, not less than 1.14 g/t for open pit mineral reserves and 3.42 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.14 g/t).

15 Meliadine: Gold cut-off grade varies according to mining type, not less than 1.80 g/t for open pit mineral reserves and 4.40 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.80 g/t).

16 Hope Bay: Gold cut-off grade not less than 4.00 g/t.

17 Fosterville: Gold cut-off grade varies according to mining zone and type, not less than 3.80 g/t.

18 Kittila: Gold cut-off grade varies according to haulage distance, not less than 2.59 g/t.

19 Pinos Altos: Net smelter value cut-off varies according to mining zone and type, not less than C$9.33/t for open pit mineral reserves and US$49.93/t for the underground mineral reserves.

20San Nicolás (50%): Net smelter return cut-off values for low zinc/copper ore of US$9.71/t and for high zinc/copper ore of US$13.15/t.

MINERAL RESOURCES

As at December 31, 2023

OPERATION / PROJECT		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	U/G	—	—	—	6,424	3.06	632	6,424	3.06	632	1,569	5.67	286
LaRonde Zone 5	U/G	—	—	—	10,594	2.27	774	10,594	2.27	774	10,437	3.38	1,134
LaRonde complex Total		—	—	—	17,018	2.57	1,407	17,018	2.57	1,407	12,006	3.68	1,420
Canadian Malartic	O/P	—	—	—	—	—	—	—	—	—	8,171	0.81	214
Odyssey	U/G	—	—	—	1,372	1.71	75	1,372	1.71	75	19,700	2.29	1,453
East Malartic	U/G	—	—	—	11,134	2.04	731	11,134	2.04	731	65,748	2.12	4,480
East Gouldie	U/G	—	—	—	4,853	1.56	244	4,853	1.56	244	45,239	2.29	3,331
Odyssey Project Total		—	—	—	17,358	1.88	1,050	17,358	1.88	1,050	130,687	2.20	9,263
Canadian Malartic Total		—	—	—	17,358	1.88	1,050	17,358	1.88	1,050	138,858	2.12	9,477
Goldex	U/G	12,360	1.86	739	18,837	1.50	907	31,197	1.64	1,646	16,154	1.68	871
Akasaba West	O/P	—	—	—	4,044	0.70	91	4,044	0.70	91	—	—	—
Wasamac	U/G	—	—	—	27,850	2.43	2,173	27,850	2.43	2,173	9,232	2.66	789
Quebec Total		12,360	1.86	739	85,109	2.06	5,628	97,468	2.03	6,367	176,249	2.22	12,558
Detour Lake	O/P	30,861	1.45	1,434	697,821	0.74	16,520	728,681	0.77	17,955	58,317	0.62	1,156
Detour Lake	U/G	—	—	—	—	—	—	—	—	—	21,811	2.23	1,561
Detour Lake Zone 58N	U/G	—	—	—	2,868	5.80	534	2,868	5.80	534	973	4.35	136
Detour Lake Total		30,861	1.45	1,434	700,688	0.76	17,055	731,549	0.79	18,489	81,101	1.09	2,853
Macassa	U/G	258	10.32	86	1,910	8.35	512	2,168	8.58	598	3,692	9.21	1,094
Macassa Near Surface	U/G	—	—	—	65	6.14	13	65	6.14	13	133	6.62	28
AK Project	U/G	—	—	—	163	6.95	37	163	6.95	37	282	5.69	52
Macassa Total		258	10.32	86	2,138	8.17	562	2,396	8.40	647	4,106	8.89	1,173
Aquarius	O/P	—	—	—	23,112	1.49	1,106	23,112	1.49	1,106	502	0.87	14
Holt complex	U/G	5,806	4.29	800	5,884	4.75	898	11,690	4.52	1,699	9,097	4.48	1,310
Anoki-McBean	U/G	—	—	—	3,919	2.77	349	3,919	2.77	349	867	3.84	107
Upper Beaver	U/G	—	—	—	3,636	3.45	403	3,636	3.45	403	8,688	5.07	1,416
Upper Canada	O/P	—	—	—	2,006	1.62	104	2,006	1.62	104	1,020	1.44	47
Upper Canada	U/G	—	—	—	8,433	2.28	618	8,433	2.28	618	17,588	3.21	1,816
Upper Canada Total		—	—	—	10,439	2.15	722	10,439	2.15	722	18,608	3.11	1,863
Hammond Reef	O/P	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	—	—	—
Ontario Total		83,988	1.16	3,140	836,119	0.84	22,574	920,107	0.87	25,713	122,968	2.21	8,736
Amaruq	O/P	—	—	—	4,758	2.62	401	4,758	2.62	401	236	2.87	22
Amaruq	U/G	—	—	—	8,544	4.37	1,199	8,544	4.37	1,199	3,938	4.75	602
Amaruq Total		—	—	—	13,302	3.74	1,600	13,302	3.74	1,600	4,173	4.65	623
Meadowbank complex Total		—	—	—	13,302	3.74	1,600	13,302	3.74	1,600	4,173	4.65	623
Meliadine	O/P	3	3.17	—	4,613	3.14	466	4,615	3.14	466	1,135	4.45	162
Meliadine	U/G	422	4.64	63	7,626	4.49	1,100	8,047	4.49	1,163	9,986	6.42	2,060
Meliadine Total		424	4.63	63	12,238	3.98	1,566	12,663	4.00	1,629	11,120	6.22	2,222

OPERATION / PROJECT		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Hope Bay	U/G	—	—	—	10,734	3.64	1,255	10,734	3.64	1,255	12,110	5.41	2,108
Nunavut Total		424	4.63	63	36,274	3.79	4,421	36,699	3.80	4,485	27,404	5.62	4,953
Fosterville	O/P	820	2.81	74	1,771	3.87	220	2,591	3.53	294	326	2.72	29
Fosterville	U/G	262	3.99	34	8,758	4.20	1,184	9,019	4.20	1,218	9,693	4.60	1,433
Fosterville Total		1,082	3.10	108	10,528	4.15	1,404	11,610	4.05	1,512	10,019	4.54	1,461
Northern Territory	O/P	269	3.65	32	16,416	1.42	749	16,685	1.46	781	13,536	1.75	762
Northern Territory	U/G	—	—	—	5,115	5.39	887	5,115	5.39	887	4,284	4.45	613
Northern Territory Total		269	3.65	32	21,531	2.36	1,636	21,800	2.38	1,668	17,820	2.40	1,376
Australia Total		1,351	3.21	139	32,059	2.95	3,040	33,410	2.96	3,180	27,839	3.17	2,837
Kittilä	O/P	—	—	—	—	—	—	—	—	—	373	3.89	47
Kittilä	U/G	4,299	2.91	402	13,632	2.93	1,285	17,931	2.93	1,687	6,192	5.13	1,020
Kittilä Total		4,299	2.91	402	13,632	2.93	1,285	17,931	2.93	1,687	6,565	5.06	1,067
Barsele	O/P	—	—	—	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele	U/G	—	—	—	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total		—	—	—	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Europe Total		4,299	2.91	402	17,967	2.53	1,461	22,266	2.60	1,863	22,376	2.88	2,072
Pinos Altos	O/P	—	—	—	1,266	1.03	42	1,266	1.03	42	445	1.27	18
Pinos Altos	U/G	—	—	—	10,394	1.92	643	10,394	1.92	643	1,431	1.87	86
Pinos Altos Total		—	—	—	11,659	1.83	685	11,659	1.83	685	1,876	1.73	104
La India	O/P	4,478	0.52	74	814	0.54	14	5,292	0.52	88	66	0.40	1
San Nicolás (50%)	O/P	261	0.08	1	3,037	0.20	19	3,297	0.19	20	2,468	0.13	10
Tarachi	O/P	—	—	—	19,290	0.58	361	19,290	0.58	361	242	0.52	4
Chipriona	O/P	—	—	—	10,983	0.92	326	10,983	0.92	326	976	0.66	21
El Barqueño Gold	O/P	—	—	—	8,834	1.16	331	8,834	1.16	331	9,628	1.13	351
Santa Gertrudis	O/P	—	—	—	19,267	0.91	563	19,267	0.91	563	9,819	1.36	429
Santa Gertrudis	U/G	—	—	—	—	—	—	—	—	—	9,079	3.44	1,004
Santa Gertrudis Total		—	—	—	19,267	0.91	563	19,267	0.91	563	18,898	2.36	1,433
Total Mexico		4,739	0.49	75	73,884	0.97	2,299	78,623	0.94	2,373	34,154	1.75	1,923
Total Gold		107,161	1.32	4,558	1,081,412	1.13	39,423	1,188,573	1.15	43,981	410,990	2.50	33,080

OPERATION / PROJECT		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
SILVER	Mining Method*	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	U/G	—	—	—	6,424	11.98	2,474	6,424	11.98	2,474	1,569	12.25	618
Pinos Altos	O/P	—	—	—	1,266	21.60	879	1,266	21.6	879	445	31.74	454
Pinos Altos	U/G	—	—	—	10,394	50.99	17,040	10,394	50.99	17,040	1,431	36.19	1,665
Pinos Altos Total		—	—	—	11,659	47.80	17,919	11,659	47.8	17,919	1,876	35.13	2,120
La India	O/P	4,478	2.72	391	814	2.61	68	5,292	2.7	460	66	2.18	5
San Nicolás (50%)	O/P	261	6.40	54	3,037	11.86	1,158	3,297	11.43	1,211	2,468	9.26	735
Chipriona	O/P	—	—	—	10,983	100.72	35,566	10,983	100.72	35,566	976	86.77	2,722
El Barqueño Silver	O/P	—	—	—	—	—	—	—	—	—	4,393	124.06	17,523
El Barqueño Gold	O/P	—	—	—	8,834	4.73	1,343	8,834	4.73	1,343	9,628	16.86	5,218
Santa Gertrudis	O/P	—	—	—	19,267	3.66	2,269	19,267	3.66	2,269	9,819	1.85	585
Santa Gertrudis	U/G	—	—	—	—	—	—	—	—	—	9,079	23.31	6,803
Santa Gertrudis Total		—	—	—	19,267	3.66	2,269	19,267	3.66	2,269	18,898	12.16	7,389
Total Silver		4,739	2.92	445	61,018	30.99	60,796	65,757	28.97	61,240	39,874	28.34	36,328

COPPER	Mining Method*	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde	U/G	—	—	—	6,424	0.13	8,613	6,424	0.13	8,613	1,569	0.28	4,371
Akasaba West	O/P	—	—	—	4,044	0.43	17,270	4,044	0.43	17,270	—	—	—
Upper Beaver	U/G	—	—	—	3,636	0.14	5,135	3,636	0.14	5,135	8,688	0.20	17,284
San Nicolás (50%)	O/P	261	1.35	3,526	3,037	1.17	35,489	3,297	1.18	39,015	2,468	0.94	23,144
Chipriona	O/P	—	—	—	10,983	0.16	17,291	10,983	0.16	17,291	976	0.12	1,174
El Barqueño Gold	O/P	—	—	—	8,834	0.19	16,400	8,834	0.19	16,400	9,628	0.22	21,152
El Barqueño Silver	O/P	—	—	—	—	—	—	—	—	—	4,393	0.04	1,854
Total Copper		261	1.35	3,526	36,958	0.27	100,198	37,218	0.28	103,724	27,721	0.25	68,980

ZINC	Mining Method*	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde	U/G	—	—	—	6,424	0.74	47,404	6,424	0.74	47,404	1,569	0.36	5,600
San Nicolás (50%)	O/P	261	0.39	1,012	3,037	0.71	21,618	3,297	0.69	22,630	2,468	0.62	15,355
Chipriona	O/P	—	—	—	10,983	0.83	91,637	10,983	0.83	91,637	976	0.73	7,073
Total Zinc		261	0.39	1,012	20,444	0.79	160,659	20,704	0.78	161,671	5,012	0.56	28,029

*Underground (“U/G”), Open Pit ("O/P")

Assumptions used for the December 31, 2023 mineral reserve and mineral resource estimates reported by the Company

Metal Price for Mineral Reserve Estimation*
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
$1,400	$18.00	$3.50	$1.00

* Exceptions: US$1,300 per ounce of gold used for Detour Lake; US$1,350 per ounce of gold used for Hope Bay and Hammond Reef; US$1,200 per ounce of gold and US$2.75 per pound of copper used for Upper Beaver; US$1,300 per ounce of gold, US$20.00 per ounce of silver, US$3.00 per pound of copper and US$1.10 per pound of zinc used for San Nicolás.

	Metal Price for Mineral Resource Estimation*
Mines / Projects	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
Operating mines and pipeline projects	$1,650	$22.50	$3.75	$1.25

* Exceptions: US$1,500 per ounce of gold used for Detour Lake, Northern Territory and Holt complex; US$1,300 per ounce of gold used for Detour Zone 58N; US$1,400 per ounce of gold used for Canadian Malartic, US$1,688 per ounce of gold used for Hope Bay, Santa Gertrudis and Hammond Reef; US$1,667 per ounce of gold used for Upper Canada, El Barqueño; US$1,200 per ounce of gold and US$2.75 per pound of copper used for Upper Beaver; US$1,533 per ounce of gold used for Barsele; US$500 per ounce of gold used for Aquarius, US$22.67 per ounce of silver used for El Barqueño; US$1,687 per ounce of gold used for Anoki-McBean and Tarachi; US$25.00 per ounce of silver used for Santa Gertrudis; US$1,300 per ounce of gold, US$20.00 per ounce of silver, US$3.00 per pound of copper and US$1.10 per pound of zinc used for San Nicolás.

Exchange rates*
C$ per US$1.00	Mexican peso per US$1.00		AUD per US$1.00			US$ per €1.00
$1.30	MXP	18.00	AUD	1.36	EUR	1.10

* Exceptions: exchange rate of CAD$1.25 per US$1.00 used for Upper Beaver, Upper Canada, Holt complex and Detour Zone 58N; CAD$1.11 per US$1.00 used for Aquarius; US$1.00 per EUR $1.15 used for Barsele; MXP17.00 per US$1.00 used for Tarachi.

The above metal price assumptions are below the three-year historic average (from January 1, 2021 to December 31, 2023) of approximately $1,853 per ounce of gold, $23.50 per ounce of silver, $4.03 per pound of copper and $1.38 per pound of zinc.

Mineral reserves are reported exclusive of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so may not aggregate to equal column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. Mineable shape optimization parameters may differ for mineral reserves and mineral resources.

The mineral reserves and mineral resources tonnages reported for silver, copper and zinc are a subset of the mineral reserves and mineral resources tonnages for gold. The Company's economic parameters set the maximum price allowed to be no more than the lesser of the three-year moving average and current spot price, which is a common industry standard. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applied to a probable mineral reserve is lower than that applied to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2023, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation, Ontario, Canada NI 43-101 Technical Report as at July 26, 2021 (October 15, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

APPENDIX – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022(i)	2023	2022
Net income - key line items:
Revenue from mine operations:
Quebec
LaRonde mine	120,081	118,609	483,065	553,931
LaRonde Zone 5 mine	31,341	32,978	130,711	129,569
Canadian Malartic complex(iii)	330,491	147,412	1,124,480	575,938
Goldex mine	62,999	60,319	272,801	250,512
Ontario
Detour Lake mine	351,020	303,878	1,262,839	1,188,741
Macassa mine	115,682	74,953	431,827	327,028
Nunavut
Meliadine mine	190,374	176,330	697,431	677,713
Meadowbank complex	241,697	171,094	858,209	645,021
Hope Bay project	—	—	—	144
Australia
Fosterville mine	98,177	139,098	552,468	645,371
Europe
Kittila mine	116,103	80,797	448,719	407,669
Mexico
Pinos Altos mine	56,649	50,960	212,876	199,830
Creston Mascota mine	—	427	—	4,476
La India mine	42,026	27,864	151,483	135,219
Revenues from mining operations	$1,756,640	$1,384,719	$6,626,909	$5,741,162
Production costs	777,455	666,877	2,933,263	2,643,321
Total operating margin(ii)	979,185	717,842	3,693,646	3,097,841
Amortization of property, plant and mine development	391,556	285,670	1,491,771	1,094,691
Impairment loss	787,000	55,000	787,000	55,000
Revaluation gain(iv)	—	—	(1,543,414)	—
Exploration, corporate and other	124,711	114,260	599,220	832,727
(Loss) Income before income and mining taxes	(324,082)	262,912	2,359,069	1,115,423
Income and mining taxes expense	56,929	68,807	417,762	445,174
Net (loss) income for the period	$(381,011)	$194,105	$1,941,307	$670,249
Net (loss) income per share — basic	$(0.77)	$0.43	$3.97	$1.53
Net (loss) income per share — diluted	$(0.77)	$0.43	$3.95	$1.53

Cash flows:
Cash provided by operating activities	$727,861	$380,500	$2,601,562	$2,096,636
Cash used in investing activities	$(476,170)	$(412,685)	$(2,760,783)	$(710,458)
Cash used in financing activities	$(273,801)	$(134,703)	$(163,958)	$(914,853)

Realized prices:
Gold (per ounce)	$1,982	$1,728	$1,946	$1,797
Silver (per ounce)	$23.88	$21.51	$23.72	$21.63
Zinc (per tonne)	$2,503	$2,979	$2,702	$3,440
Copper (per tonne)	$7,998	$8,206	$8,544	$8,381

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Payable production(v):
Gold (ounces):
Quebec
LaRonde mine	68,520	62,922	235,991	284,780
LaRonde Zone 5 mine	17,245	17,247	70,657	71,557
Canadian Malartic complex(iii)	168,272	86,439	603,955	329,396
Goldex mine	33,364	36,291	140,983	141,502
Ontario
Detour Lake mine	193,475	179,737	677,446	651,182
Macassa mine	60,584	43,308	228,535	180,833
Nunavut
Meliadine mine	96,285	103,397	364,141	372,874
Meadowbank complex	109,226	94,328	431,666	373,785
Australia
Fosterville mine	49,533	88,634	277,694	338,327
Europe
Kittila mine	61,172	44,724	234,402	216,947
Mexico
Pinos Altos mine	25,963	25,291	97,642	96,522
Creston Mascota mine	88	451	638	2,630
La India mine	19,481	16,669	75,904	74,672
Total gold (ounces):	903,208	799,438	3,439,654	3,135,007

Silver (thousands of ounces)	655	542	2,408	2,292
Zinc (tonnes)	1,384	2,450	7,702	8,195
Copper (tonnes)	682	701	2,617	2,901

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Payable metal sold(vi):
Gold (ounces):
Quebec
LaRonde mine	54,043	59,565	226,538	281,495
LaRonde Zone 5 mine	16,042	18,747	68,174	72,184
Canadian Malartic complex(iii)	165,518	84,697	570,558	317,192
Goldex mine	31,692	34,946	140,240	139,530
Ontario
Detour Lake mine	177,083	174,803	650,405	659,457
Macassa mine	58,100	43,197	222,530	181,516
Nunavut
Meliadine mine	96,320	102,933	358,485	377,711
Meadowbank complex	121,831	99,434	439,415	361,457
Hope Bay mine	—	—	—	98
Australia
Fosterville mine	49,000	81,750	284,250	356,335
Europe
Kittila mine	59,000	46,560	230,060	226,366
Mexico
Pinos Altos mine	25,000	26,080	96,134	99,033
Creston Mascota mine	—	240	—	2,344
La India mine	21,000	15,950	77,343	73,875
Total gold (ounces):	874,629	788,902	3,364,132	3,148,593

Silver (thousands of ounces)	634	585	2,354	2,354
Zinc (tonnes)	1,544	1,915	8,526	6,727
Copper (tonnes)	692	720	2,630	2,916

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Total cash costs per ounce of gold produced — co-product basis(vii):
Quebec
LaRonde mine	$995	$1,009	$1,067	$850
LaRonde Zone 5 mine	966	1,170	1,158	1,025
Canadian Malartic complex(iii)	925	802	835	803
Goldex mine	887	765	822	765
Ontario
Detour Lake mine	695	678	738	663
Macassa mine	766	758	733	684
Nunavut
Meliadine mine	993	856	981	865
Meadowbank complex	1,193	1,424	1,183	1,216
Australia
Fosterville mine	723	415	489	379
Europe
Kittila mine	860	1,331	872	981
Mexico
Pinos Altos mine	1,502	1,471	1,509	1,477
Creston Mascota mine	—	1,098	—	853
La India mine	1,172	1,387	1,261	1,078
Weighted average total cash costs per ounce of gold produced	$916	$895	$893	$825

Total cash costs per ounce of gold produced — by-product basis(vii):
Quebec
LaRonde mine	$814	$741	$840	$623
LaRonde Zone 5 mine	965	1,164	1,148	1,021
Canadian Malartic complex(iii)	913	789	824	787
Goldex mine	877	765	820	765
Ontario
Detour Lake mine	691	674	735	657
Macassa mine	763	758	731	683
Nunavut
Meliadine mine	992	855	980	863
Meadowbank complex	1,186	1,418	1,176	1,210
Australia
Fosterville mine	723	414	488	378
Europe
Kittila mine	858	1,330	871	980
Mexico
Pinos Altos mine	1,210	1,255	1,229	1,249
Creston Mascota mine	—	1,030	—	793
La India mine	1,149	1,369	1,241	1,056
Weighted average total cash costs per ounce of gold produced	$888	$863	$865	$793

Notes:
(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.
(ii) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Reconciliation of non-GAAP Financial Performance Measures - Operating Margin and Note Regarding Certain Measures of Performance for more information on the Company's calculation and use of operating margin.
(iii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.
(iv) Revaluation gain on the 50% interest the Company owned in Canadian Malartic complex prior to the Yamana Transaction.
(v) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
(vi) The Canadian Malartic complex's payable metal sold excludes the 5.0% net smelter return royalty held by Osisko Gold Royalties Ltd. The Detour Lake mine's payable metal sold excludes the 2% net smelter royalty held by Franco-Nevada Corporation. The Macassa mine's payable metal sold excludes the 1.5% net smelter royalty held by Franco-Nevada Corporation.
(vii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Reconciliation of Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne and Note Regarding Certain Measures of Performance for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts, IFRS basis)
(Unaudited)

	As at	As at
	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$338,648	$658,625
Trade receivables	8,148	8,579
Inventories	1,418,941	1,209,075
Income taxes recoverable	27,602	35,054
Fair value of derivative financial instruments	50,786	8,774
Other current assets	347,027	259,952
Total current assets	2,191,152	2,180,059
Non-current assets:
Goodwill	4,157,672	2,044,123
Property, plant and mine development	21,221,905	18,459,400
Investments	345,257	332,742
Deferred income and mining tax asset	53,796	11,574
Other assets	715,167	466,910
Total assets	$28,684,949	$23,494,808

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$750,380	$672,503
Share based liabilities	24,316	15,148
Interest payable	14,226	16,496
Income taxes payable	81,222	4,187
Current portion of long-term debt	100,000	100,000
Reclamation provision	24,266	23,508
Lease obligations	46,394	36,466
Fair value of derivative financial instruments	7,222	78,114
Total current liabilities	1,048,026	946,422
Non-current liabilities:
Long-term debt	1,743,086	1,242,070
Reclamation provision	1,049,238	878,328
Lease obligations	115,154	114,876
Share based liabilities	11,153	17,277
Deferred income and mining tax liabilities	4,973,271	3,981,875
Other liabilities	322,106	72,615
Total liabilities	9,262,034	7,253,463

EQUITY
Common shares:
Outstanding — 497,970,524 common shares issued, less 671,083 shares held in trust	18,334,869	16,251,221
Stock options	201,755	197,430
Contributed surplus	22,074	23,280
Retained earnings (deficit)	963,172	(201,580)
Other reserves	(98,955)	(29,006)
Total equity	19,422,915	16,241,345
Total liabilities and equity	$28,684,949	$23,494,808

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(thousands of United States dollars, except per share amounts, IFRS basis)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
		(Restated)(i)
REVENUES
Revenues from mining operations	$1,756,640	$1,384,719	$6,626,909	$5,741,162

COSTS, INCOME AND EXPENSES
Production(ii)	777,455	666,877	2,933,263	2,643,321
Exploration and corporate development	45,997	70,922	215,781	271,117
Amortization of property, plant and mine development	391,556	285,670	1,491,771	1,094,691
General and administrative	74,001	54,582	208,451	220,861
Finance costs	35,098	20,043	130,087	82,935
(Gain) loss on derivative financial instruments	(69,470)	(83,771)	(68,432)	90,692
Impairment loss	787,000	55,000	787,000	55,000
Foreign currency translation loss (gain)	1,930	11,680	(328)	(16,081)
Care and maintenance	14,375	11,644	47,392	41,895
Revaluation gain(iii)	—	—	(1,543,414)	—
Other expenses	22,780	29,160	66,269	141,308
(Loss) income before income and mining taxes	(324,082)	262,912	2,359,069	1,115,423
Income and mining taxes expense	56,929	68,807	417,762	445,174
Net (loss) income for the period	$(381,011)	$194,105	$1,941,307	$670,249

Net (loss) income per share - basic	$(0.77)	$0.43	$3.97	$1.53
Net (loss) income per share - diluted	$(0.77)	$0.43	$3.95	$1.53
Adjusted net income per share - basic(iv)	$0.57	$0.38	$2.24	$2.29
Adjusted net income per share - diluted(iv)	$0.57	$0.38	$2.23	$2.28

Weighted average number of common shares outstanding (in thousands):
Basic	496,499	455,558	488,723	437,678
Diluted	497,076	456,439	489,913	438,533

Notes:
(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.
(ii) Exclusive of amortization, which is shown separately.
(iii) Revaluation gain on the 50% interest previously owned in the Canadian Malartic complex.
(iv) Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data reported by other companies. See Note Regarding Certain Measures of Performance and Reconciliation of Non-GAAP Financial Performance Measures in this News Release for a discussion of the composition and usefulness of this measure and a reconciliation to the nearest IFRS measure.

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, IFRS basis)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
		(Restated)(i)
OPERATING ACTIVITIES
Net (loss) income for the period	$(381,011)	$194,105	$1,941,307	$670,249
Add (deduct) adjusting items:
Amortization of property, plant and mine development	391,556	285,670	1,491,771	1,094,691
Revaluation gain(ii)	—	—	(1,543,414)	—
Deferred income and mining taxes	(18,948)	33,156	52,041	168,098
Unrealized (gain) loss on currency and commodity derivatives	(78,016)	(109,816)	(112,904)	59,556
Unrealized loss (gain) on warrants	2,100	(4,674)	11,198	9,820
Stock-based compensation	33,087	5,558	71,553	48,570
Impairment loss	787,000	55,000	787,000	55,000
Foreign currency translation loss (gain)	1,930	11,680	(328)	(16,081)
Other	41,315	23,518	61,345	40,276
Adjustment for settlement of reclamation provision	(1,534)	(8,660)	(11,611)	(14,311)
Changes in non-cash working capital balances:
Trade receivables	(579)	(2,430)	7,458	12,110
Income taxes	21,870	(39,513)	103,850	(35,010)
Inventories	(24,170)	(54,978)	(169,168)	(46,236)
Other current assets	6,595	33,650	(88,389)	(10,756)
Accounts payable and accrued liabilities	(48,649)	(38,490)	2,778	59,460
Interest payable	(4,685)	(3,276)	(2,925)	1,200
Cash provided by operating activities	727,861	380,500	2,601,562	2,096,636

INVESTING ACTIVITIES
Additions to property, plant and mine development	(425,742)	(400,831)	(1,654,129)	(1,538,237)
Yamana transaction, net of cash and cash equivalents	—	—	(1,000,617)	—
Contributions for acquisition of mineral assets	—	—	(10,950)	—
Cash and cash equivalents acquired in Kirkland acquisition	—	—	—	838,732
Purchases of equity securities and other investments	(52,612)	(10,574)	(104,738)	(47,364)
Proceeds from loan repayment	—	—	—	40,000
Other investing activities	2,184	(1,280)	9,651	(3,589)
Cash used in investing activities	(476,170)	(412,685)	(2,760,783)	(710,458)

FINANCING ACTIVITIES
Proceeds from Credit Facility	200,000	—	1,300,000	100,000
Repayment of Credit Facility	(300,000)	—	(1,300,000)	(100,000)
Proceeds from Term Loan Facility, net of financing costs	—	—	598,958	—
Repayment of Senior Notes	—	—	(100,000)	(225,000)
Repayment of lease obligations	(11,956)	(8,676)	(47,589)	(33,701)
Dividends paid	(155,962)	(143,603)	(638,642)	(608,307)
Repurchase of common shares	(30,653)	(4,999)	(47,003)	(109,955)
Proceeds on exercise of stock options	16,854	17,837	40,377	41,845
Common shares issued	7,916	4,738	29,941	20,265
Cash used in financing activities	(273,801)	(134,703)	(163,958)	(914,853)
Effect of exchange rate changes on cash and cash equivalents	5,267	3,755	3,202	1,514
Net (decrease) increase in cash and cash equivalents during the period	(16,843)	(163,133)	(319,977)	472,839
Cash and cash equivalents, beginning of period	355,491	821,758	658,625	185,786
Cash and cash equivalents, end of period	$338,648	$658,625	$338,648	$658,625

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$31,736	$20,051	$104,845	$67,510
Income and mining taxes paid	$82,856	$78,526	$290,525	$316,743

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(ii) Revaluation gain on the 50% interest the Company previously owned in the Canadian Malartic complex.

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures total cash costs per ounce of gold produced and minesite costs per tonne.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of (loss) income in accordance with IFRS.

Total Production Costs by Mine

	Three Months Ended December 31,		Year Ended December 31,
(thousands of United States dollars)	2023	2022	2023	2022
Quebec
LaRonde mine	$47,867	$49,692	$218,020	$213,393
LaRonde Zone 5 mine	18,922	20,164	81,624	72,096
LaRonde complex	66,789	69,856	299,644	285,489
Canadian Malartic complex(i)	138,878	63,877	465,814	235,735
Goldex mine	27,222	24,786	112,022	103,830
Ontario
Detour Lake mine	120,284	118,573	453,498	489,703
Macassa mine	42,678	30,926	155,046	129,774
Nunavut
Meliadine mine	94,429	81,246	343,650	318,141
Meadowbank complex	142,597	128,692	524,008	442,681
Australia
Fosterville mine	31,329	34,131	131,298	204,649
Europe
Kittila mine	50,657	56,273	205,857	210,661
Mexico
Pinos Altos mine	38,158	37,567	145,936	144,489
Creston Mascota mine	—	200	—	1,943
La India mine	24,434	20,750	96,490	76,226
Production costs per the consolidated statements of (loss) income	$777,455	$666,877	$2,933,263	$2,643,321

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		68,520		62,922		235,991		284,780
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$47,867	$699	$49,692	$790	$218,020	$924	$213,393	$749
Inventory adjustments(ii)	16,114	235	3,878	62	13,448	57	6,569	23
Realized gains and losses on hedges of production costs	801	12	5,439	86	2,966	13	6,879	24
Other adjustments(v)	3,397	49	4,504	71	17,478	73	15,331	54
Cash operating costs (co-product basis)	$68,179	$995	$63,513	$1,009	$251,912	$1,067	$242,172	$850
By-product metal revenues	(12,378)	(181)	(16,877)	(268)	(53,694)	(227)	(64,654)	(227)
Cash operating costs (by-product basis)	$55,801	$814	$46,636	$741	$198,218	$840	$177,518	$623

LaRonde mine Per Tonne	Three Months Ended December 31, 2023				Three Months Ended December 31, 2022				Year Ended December 31, 2023				Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)				400				377				1,501				1,670
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$47,867		$120		$49,692		$132		$218,020		$145		$213,393		$128
Production costs (C$)	C$	64,965	C$	162	C$	67,121	C$	178	C$	293,627	C$	196	C$	278,014	C$	166
Inventory adjustments (C$)(ii)		21,956		55		4,988		13		20,501		14		5,360		3
Other adjustments (C$)(v)		(3,795)		(9)		(3,003)		(8)		(12,990)		(9)		(12,208)		(7)
Minesite operating costs (C$)	C$	83,126	C$	208	C$	69,106	C$	183	C$	301,138	C$	201	C$	271,166	C$	162

LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		17,245		17,247		70,657		71,557
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$18,922	$1,097	$20,164	$1,169	$81,624	$1,155	$72,096	$1,008
Inventory adjustments(ii)	(3,367)	(195)	(1,302)	(75)	(3,494)	(49)	(503)	(7)
Realized gains and losses on hedges of production costs	266	15	1,267	73	988	14	1,602	22
Other adjustments(v)	841	49	54	3	2,705	38	136	2
Cash operating costs (co-product basis)	$16,662	$966	$20,183	$1,170	$81,823	$1,158	$73,331	$1,025
By-product metal revenues	(13)	(1)	(105)	(6)	(711)	(10)	(259)	(4)
Cash operating costs (by-product basis)	$16,649	$965	$20,078	$1,164	$81,112	$1,148	$73,072	$1,021

LaRonde Zone 5 mine Per Tonne	Three Months Ended December 31, 2023				Three Months Ended December 31, 2022				Year Ended December 31, 2023				Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)				263				281				1,157				1,146
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$18,922		$72		$20,164		$72		$81,624		$71		$72,096		$63
Production costs (C$)	C$	25,644	C$	98	C$	27,123	C$	97	C$	109,991	C$	95	C$	93,655	C$	82
Inventory adjustments (C$)(ii)		(4,542)		(18)		(1,548)		(6)		(4,717)		(4)		(289)		(1)
Minesite operating costs (C$)	C$	21,102	C$	80	C$	25,575	C$	91	C$	105,274	C$	91	C$	93,366	C$	81

LaRonde complex Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		85,765		80,169		306,648		356,337
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$66,789	$779	$69,856	$871	$299,644	$977	$285,489	$801
Inventory adjustments(ii)	12,747	149	2,576	32	9,954	32	6,066	17
Realized gains and losses on hedges of production costs	1,067	12	6,706	84	3,954	13	8,481	24
Other adjustments(v)	4,238	49	4,558	57	20,183	66	15,467	43
Cash operating costs (co-product basis)	$84,841	$989	$83,696	$1,044	$333,735	$1,088	$315,503	$885
By-product metal revenues	(12,391)	(144)	(16,982)	(212)	(54,405)	(177)	(64,913)	(182)
Cash operating costs (by-product basis)	$72,450	$845	$66,714	$832	$279,330	$911	$250,590	$703

LaRonde complex Per Tonne	Three Months Ended December 31, 2023				Three Months Ended December 31, 2022				Year Ended December 31, 2023				Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)				663				658				2,658				2,816
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$66,789		$101		$69,856		$106		$299,644		$113		$285,489		$101
Production costs (C$)	C$	90,609	C$	137	C$	94,244	C$	143	C$	403,618	C$	152	C$	371,669	C$	132
Inventory adjustments (C$)(ii)		17,414		26		3,440		5		15,784		6		5,071		1
Other adjustments (C$)(v)		(3,795)		(6)		(3,003)		(4)		(12,990)		(5)		(12,208)		(4)
Minesite operating costs (C$)	C$	104,228	C$	157	C$	94,681	C$	144	C$	406,412	C$	153	C$	364,532	C$	129

Canadian Malartic complex Per Ounce of Gold Produced(i)	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		168,272		86,439		603,955		329,396
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$138,878	$825	$63,877	$739	$465,814	$771	$235,735	$716
Inventory adjustments(ii)	(2,794)	(17)	(2,289)	(26)	4,738	8	(1,867)	(6)
Purchase price allocation to inventory(iv)	—	—	—	—	(26,447)	(44)	—	—
Other adjustments(v)	19,518	117	7,717	89	60,149	100	30,568	93
Cash operating costs (co-product basis)	$155,602	$925	$69,305	$802	$504,254	$835	$264,436	$803
By-product metal revenues	(1,974)	(12)	(1,115)	(13)	(6,732)	(11)	(5,087)	(16)
Cash operating costs (by-product basis)	$153,628	$913	$68,190	$789	$497,522	$824	$259,349	$787

Canadian Malartic complex Per Tonne(i)	Three Months Ended December 31, 2023				Three Months Ended December 31, 2022				Year Ended December 31, 2023				Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)				5,278				2,475				17,333				9,770
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$138,878		$26		$63,877		$26		$465,814		$27		$235,735		$24
Production costs (C$)	C$	187,945	C$	36	C$	84,510	C$	34	C$	627,946	C$	36	C$	302,734	C$	31
Inventory adjustments (C$)(ii)		(3,901)		(1)		208		—		6,919		—		902		—
Purchase price allocation to inventory (C$)(iv)		—		—		—		—		(34,555)		(2)		—		—
Other adjustments (C$)(v)		26,457		5		7,048		3		79,962		5		35,981		4
Minesite operating costs (C$)	C$	210,501	C$	40	C$	91,766	C$	37	C$	680,272	C$	39	C$	339,617	C$	35

Goldex mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		33,364		36,291		140,983		141,502
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$27,222	$816	$24,786	$683	$112,022	$795	$103,830	$734
Inventory adjustments(ii)	1,666	50	533	15	1,650	11	1,227	9
Realized gains and losses on hedges of production costs	525	16	2,410	66	1,944	14	3,048	21
Other adjustments(v)	187	5	44	1	336	2	199	1
Cash operating costs (co-product basis)	$29,600	$887	$27,773	$765	$115,952	$822	$108,304	$765
By-product metal revenues	(340)	(10)	(17)	—	(378)	(2)	(48)	—
Cash operating costs (by-product basis)	$29,260	$877	$27,756	$765	$115,574	$820	$108,256	$765

Goldex mine Per Tonne	Three Months Ended December 31, 2023				Three Months Ended December 31, 2022				Year Ended December 31, 2023				Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)				672				748				2,887				2,940
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$27,222		$40		$24,786		$33		$112,022		$39		$103,830		$35
Production costs (C$)	C$	37,043	C$	55	C$	33,532	C$	45	C$	151,185	C$	52	C$	135,084	C$	46
Inventory adjustments (C$)(ii)		2,224		3		802		1		2,189		1		1,818		1
Minesite operating costs (C$)	C$	39,267	C$	58	C$	34,334	C$	46	C$	153,374	C$	53	C$	136,902	C$	47

Detour Lake mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		193,475		179,737		677,446		651,182
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$120,284	$622	$118,573	$660	$453,498	$669	$489,703	$752
Inventory adjustments(ii)	4,695	24	(183)	(1)	8,232	12	(8,195)	(13)
Realized gains and losses on hedges of production costs	302	2	—	—	4,867	8	—	—
Purchase price allocation to inventory(iv)	—	—	(2,552)	(14)	—	—	(74,509)	(113)
Other adjustments(v)	9,101	47	6,095	33	33,149	49	24,483	37
Cash operating costs (co-product basis)	$134,382	$695	$121,933	$678	$499,746	$738	$431,482	$663
By-product metal revenues	(598)	(4)	(756)	(4)	(2,073)	(3)	(3,712)	(6)
Cash operating costs (by-product basis)	$133,784	$691	$121,177	$674	$497,673	$735	$427,770	$657

Detour Lake mine Per Tonne	Three Months Ended December 31, 2023				Three Months Ended December 31, 2022				Year Ended December 31, 2023				Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)				6,608				6,488				25,435				22,782
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$120,284		$18		$118,573		$18		$453,498		$18		$489,703		$21
Production costs (C$)	C$	163,230	C$	25	C$	161,425	C$	25	C$	611,244	C$	24	C$	637,567	C$	28
Inventory adjustments (C$)(ii)		6,291		1		277		—		11,038		—		(8,782)		—
Purchase price allocation to inventory(C$)(iv)		—		—		(3,474)		(1)		—		—		(95,791)		(4)
Other adjustments (C$)(v)		10,838		1		8,230		1		39,323		2		31,917		1
Minesite operating costs (C$)	C$	180,359	C$	27	C$	166,458	C$	25	C$	661,605	C$	26	C$	564,911	C$	25

Macassa mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		60,584		43,308		228,535		180,833
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$42,678	$704	$30,926	$714	$155,046	$678	$129,774	$718
Inventory adjustments(ii)	985	16	586	14	1,382	6	38	—
Realized gains and losses on hedges of production costs	844	14	—	—	3,127	14	—	—
Purchase price allocation to inventory(iv)	—	—	—	—	—	—	(10,326)	(57)
Other adjustments(v)	1,908	32	1,315	30	8,041	35	4,237	23
Cash operating costs (co-product basis)	$46,415	$766	$32,827	$758	$167,596	$733	$123,723	$684
By-product metal revenues	(166)	(3)	(22)	—	(649)	(2)	(298)	(1)
Cash operating costs (by-product basis)	$46,249	$763	$32,805	$758	$166,947	$731	$123,425	$683

Macassa mine Per Tonne	Three Months Ended December 31, 2023				Three Months Ended December 31, 2022				Year Ended December 31, 2023				Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)				131				70				442				280
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$42,678		$327		$30,926		$442		$155,046		$351		$129,774		$463
Production costs (C$)	C$	58,184	C$	445	C$	41,578	C$	594	C$	209,928	C$	475	C$	168,400	C$	602
Inventory adjustments (C$)(ii)		1,078		9		852		12		1,836		4		533		2
Purchase price allocation to inventory(C$)(iv)		—		—		—		—		—		—		(13,248)		(47)
Other adjustments (C$)(v)		2,472		19		1,791		26		10,517		24		5,538		20
Minesite operating costs (C$)	C$	61,734	C$	473	C$	44,221	C$	632	C$	222,281	C$	503	C$	161,223	C$	577

Meliadine mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		96,285		103,397		364,141		372,874
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$94,429	$981	$81,246	$786	$343,650	$944	$318,141	$853
Inventory adjustments(ii)	(619)	(6)	2,293	22	11,898	33	653	2
Realized gains and losses on hedges of production costs	1,745	17	4,937	48	1,682	4	3,500	9
Other adjustments(v)	82	1	70	—	128	—	313	1
Cash operating costs (co-product basis)	$95,637	$993	$88,546	$856	$357,358	$981	$322,607	$865
By-product metal revenues	(154)	(1)	(181)	(1)	(630)	(1)	(753)	(2)
Cash operating costs (by-product basis)	$95,483	$992	$88,365	$855	$356,728	$980	$321,854	$863

Meliadine mine Per Tonne	Three Months Ended December 31, 2023				Three Months Ended December 31, 2022			Year Ended December 31, 2023				Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)				511			475				1,918				1,757
		(thousands)		($ per tonne)		(thousands)	($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$94,429		$185		$81,246	$171		$343,650		$179		$318,141		$181
Production costs (C$)	C$	128,156	C$	251	C$	107,318	C$226	C$	462,052	C$	241	C$	407,871	C$	232
Inventory adjustments (C$)(ii)		(863)		(2)		3,512	7		16,188		8		2,510		2
Minesite operating costs (C$)	C$	127,293	C$	249	C$	110,830	C$233	C$	478,240	C$	249	C$	410,381	C$	234

Meadowbank complex Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		109,226		94,328		431,666		373,785
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$142,597	$1,306	$128,692	$1,364	$524,008	$1,214	$442,681	$1,184
Inventory adjustments(ii)	(14,484)	(133)	2,505	27	(12,021)	(28)	14,807	40
Realized gains and losses on hedges of production costs	2,297	21	3,067	33	(1,205)	(3)	(1,691)	(4)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(1,436)	(4)
Other adjustments(v)	(69)	(1)	21	—	(19)	—	34	—
Cash operating costs (co-product basis)	$130,341	$1,193	$134,285	$1,424	$510,763	$1,183	$454,395	$1,216
By-product metal revenues	(837)	(7)	(558)	(6)	(2,958)	(7)	(2,127)	(6)
Cash operating costs (by-product basis)	$129,504	$1,186	$133,727	$1,418	$507,805	$1,176	$452,268	$1,210

Meadowbank complex Per Tonne	Three Months Ended December 31, 2023				Three Months Ended December 31, 2022				Year Ended December 31, 2023				Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)				938				923				3,843				3,739
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$142,597		$152		$128,692		$139		$524,008		$136		$442,681		$118
Production costs (C$)	C$	192,897	C$	206	C$	176,450	C$	191	C$	702,879	C$	183	C$	574,895	C$	154
Inventory adjustments (C$)(ii)		(19,533)		(21)		(4,493)		(5)		(15,934)		(4)		12,203		3
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		—		—		(1,793)		—
Minesite operating costs (C$)	C$	173,364	C$	185	C$	171,957	C$	186	C$	686,945	C$	179	C$	585,305	C$	157

Fosterville mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		49,533		88,634		277,694		338,327
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$31,329	$632	$34,131	$385	$131,298	$473	$204,649	$605
Inventory adjustments(ii)	3,137	64	2,694	30	1,345	5	(2,691)	(8)
Realized gains and losses on hedges of production costs	1,319	27	—	—	3,097	11	—	—
Purchase price allocation to inventory(iv)	—	—	—	—	—	—	(73,674)	(218)
Other adjustments(v)	6	—	—	—	52	—	—	—
Cash operating costs (co-product basis)	$35,791	$723	$36,825	$415	$135,792	$489	$128,284	$379
By-product metal revenues	—	—	(126)	(1)	(397)	(1)	(527)	(1)
Cash operating costs (by-product basis)	$35,791	$723	$36,699	$414	$135,395	$488	$127,757	$378

Fosterville mine Per Tonne	Three Months Ended December 31, 2023				Three Months Ended December 31, 2022				Year Ended December 31, 2023				Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)				183				139				651				524
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$31,329		$171		$34,131		$246		$131,298		$202		$204,649		$391
Production costs (A$)	A$	47,265	A$	259	A$	51,995	A$	370	A$	197,921	A$	304	A$	293,875	A$	561
Inventory adjustments (A$)(ii)		384		2		4,186		29		(2,155)		(3)		(3,045)		(6)
Purchase price allocation to inventory(A$)(iv)		—		—		—		—		—		—		(104,507)		(199)
Minesite operating costs (A$)	A$	47,649	A$	261	A$	56,181	A$	399	A$	195,766	A$	301	A$	186,323	A$	356

Kittila mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		61,172		44,724		234,402		216,947
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$50,657	$828	$56,273	$1,258	$205,857	$878	$210,661	$971
Inventory adjustments(ii)	2,653	43	1,070	24	2,958	13	(5,349)	(25)
Realized gains and losses on hedges of production costs	(653)	(11)	2,033	45	(2,999)	(13)	7,329	34
Other adjustments(v)	(45)	—	163	4	(1,338)	(6)	274	1
Cash operating costs (co-product basis)	$52,612	$860	$59,539	$1,331	$204,478	$872	$212,915	$981
By-product metal revenues	(145)	(2)	(76)	(1)	(358)	(1)	(295)	(1)
Cash operating costs (by-product basis)	$52,467	$858	$59,463	$1,330	$204,120	$871	$212,620	$980

Kittila mine Per Tonne	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Tonnes of ore milled (thousands of tonnes)		514		421		1,954		1,925
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$50,657	$99	$56,273	$134	$205,857	$105	$210,661	$109
Production costs (€)	€46,950	€91	€54,500	€129	€191,023	€98	€198,484	€103
Inventory adjustments (€)(ii)	2,240	5	1,008	3	2,112	1	(3,853)	(2)
Minesite operating costs (€)	€49,190	€96	€55,508	€132	€193,135	€99	€194,631	€101

Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		25,963		25,291		97,642		96,522
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$38,158	$1,470	$37,567	$1,485	$145,936	$1,495	$144,489	$1,497
Inventory adjustments(ii)	1,241	48	(499)	(20)	2,979	31	(2,295)	(24)
Realized gains and losses on hedges of production costs	(754)	(29)	(176)	(7)	(2,819)	(29)	(879)	(9)
Other adjustments(v)	346	13	312	13	1,248	12	1,235	13
Cash operating costs (co-product basis)	$38,991	$1,502	$37,204	$1,471	$147,344	$1,509	$142,550	$1,477
By-product metal revenues	(7,585)	(292)	(5,467)	(216)	(27,339)	(280)	(21,983)	(228)
Cash operating costs (by-product basis)	$31,406	$1,210	$31,737	$1,255	$120,005	$1,229	$120,567	$1,249

Pinos Altos mine Per Tonne	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Tonnes of ore processed (thousands of tonnes)		441		382		1,656		1,510
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$38,158	$87	$37,567	$98	$145,936	$88	$144,489	$96
Inventory adjustments(ii)	487	1	(499)	(1)	160	—	(2,295)	(2)
Minesite operating costs	$38,645	$88	$37,068	$97	$146,096	$88	$142,194	$94

Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		88		451		638		2,630
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$—	$—	$200	$443	$—	$—	$1,943	$739
Inventory adjustments(ii)	—	—	279	622	—	—	222	84
Other adjustments(v)	—	—	15	33	—	—	78	30
Cash operating costs (co-product basis)	$—	$—	$494	$1,098	$—	$—	$2,243	$853
By-product metal revenues	—	—	(30)	(68)	—	—	(158)	(60)
Cash operating costs (by-product basis)	$—	$—	$464	$1,030	$—	$—	$2,085	$793

Creston Mascota mine Per Tonne(vi)	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Tonnes of ore processed (thousands of tonnes)		—		—		—		—
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$—	$—	$200	$—	$—	$—	$1,943	$—
Inventory adjustments(ii)	—	—	279	—	—	—	222	—
Other adjustments(v)	—	—	(479)	—	—	—	(2,165)	—
Minesite operating costs	$—	$—	$—	$—	$—	$—	$—	$—

La India mine Per Ounce of Gold Produced	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Gold production (ounces)		19,481		16,669		75,904		74,672
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$24,434	$1,254	$20,750	$1,245	$96,490	$1,271	$76,226	$1,021
Inventory adjustments(ii)	(1,782)	(91)	2,187	131	(1,335)	(18)	3,598	48
Other adjustments(v)	182	9	176	11	584	8	699	9
Cash operating costs (co-product basis)	$22,834	$1,172	$23,113	$1,387	$95,739	$1,261	$80,523	$1,078
By-product metal revenues	(449)	(23)	(290)	(18)	(1,566)	(20)	(1,689)	(22)
Cash operating costs (by-product basis)	$22,385	$1,149	$22,823	$1,369	$94,173	$1,241	$78,834	$1,056

La India mine Per Tonne	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2022
Tonnes of ore processed (thousands of tonnes)		500		1,138		3,010		5,102
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$24,434	$49	$20,750	$18	$96,490	$32	$76,226	$15
Inventory adjustments(ii)	(1,782)	(4)	2,187	2	(1,335)	—	3,598	1
Minesite operating costs	$22,652	$45	$22,937	$20	$95,155	$32	$79,824	$16

Notes:

(i)  The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19.

(iv) On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa, and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory at the Canadian Malartic complex as part of the purchase price allocation.

(v) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining, and marketing charges to production costs.

(vi) The Creston Mascota mine's cost calculations per tonne for the year ended December 31, 2022 and December 31, 2021 excludes approximately $0.5 and $2.2 million of production costs incurred during the period, respectively, following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced(iv) and All-in Sustaining Costs per Ounce of Gold Produced(iv)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measure all-in sustaining costs per ounce of gold produced.

The following tables set out a reconciliation of production costs to the Company's use of the non-GAAP measure all-in sustaining costs per ounce of gold produced for the three and twelve months ended December 31, 2023 and December 31, 2022 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

	Three Months Ended December 31,		Year Ended December 31,
(United States dollars per ounce of gold produced, except where noted)	2023	2022	2023	2022
Production costs per the consolidated statements of (loss) income (thousands of United States dollars)	$777,455	$666,877	$2,933,263	$2,643,321
Gold production (ounces)	903,208	799,436	3,439,654	3,135,007
Production costs per ounce of adjusted gold production	$861	$834	$853	$843
Adjustments:
Inventory adjustments(i)	8	15	9	2
Purchase price allocation to inventory(ii)	—	(3)	(8)	(51)
Realized gains and losses on hedges of production costs	7	24	3	6
Other(iii)	40	25	36	25
Total cash costs per ounce of gold produced (co-product basis)(iv)	$916	$895	$893	$825
By-product metal revenues	(28)	(32)	(28)	(32)
Total cash costs per ounce of gold produced (by-product basis)(iv)	$888	$863	$865	$793
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	239	284	235	232
General and administrative expenses (including stock option expense)	82	68	61	70
Non-cash reclamation provision and sustaining leases(v)	18	16	18	14
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,227	$1,231	$1,179	$1,109
By-product metal revenues	28	32	28	32
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,255	$1,263	$1,207	$1,141

Notes:

(i)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(ii)	On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed the Yamana Transaction and this adjustment reflects the fair value allocated to inventory at the Canadian Malartic complex as part of the purchase price allocation.
(iii)	Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining and marketing charges to production costs.
(iv)	The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Note Regarding Certain Measures of Performance for more information on the Company’s use of total cash cost per ounce of gold produced.
(v)	Sustaining leases are lease payments related to sustaining assets.

Reconciliation of Sustaining Capital Expenditures(i) and Development Capital Expenditures(i) to the Consolidated Statements of Cash Flows

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures sustaining capital expenditures and development capital expenditures.

The following tables set out a reconciliation of sustaining capital expenditures and development capital expenditures to the additions to property, plant and mine development per the consolidated statements of cash flows for the three and twelve months ended December 31, 2023 and December 31, 2022.

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Sustaining capital expenditures(i)(ii)	$214,757	$227,040	$807,607	$733,546
Development capital expenditures(i)(ii)	221,904	230,134	793,261	803,354
Total Capital Expenditures	$436,661	$457,174	$1,600,868	$1,536,900
Working capital adjustments	(10,919)	(56,343)	53,261	1,337
Additions to property, plant and mine development per the consolidated statements of cash flows	$425,742	$400,831	$1,654,129	$1,538,237

Notes:

(i) Sustaining capital expenditures and development capital expenditures are not recognized measures under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of the measures sustaining capital expenditures and development capital expenditures.

(ii) Sustaining capital expenditures and development capital expenditures include capitalized exploration.

Reconciliation of Long-Term Debt to Net Debt(i)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measure net debt.

The following tables set out a reconciliation of long-term debt per the consolidated balance sheets to net debt as at December 31, 2023 and December 31, 2022.

	As at	As at
	December 31, 2023	December 31, 2022
Current portion of long-term debt per the consolidated balance sheets	$100,000	$100,000
Non-current portion of long-term debt	1,743,086	1,242,070
Long-term debt	$1,843,086	$1,342,070
Adjustment:
Cash and cash equivalents	$(338,648)	$(658,625)
Net Debt(i)	$1,504,438	$683,445

Note:

(i)  Net debt is not a recognized measure under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of net debt.

Reconciliation of Adjusted Net Income(i) to Net Income

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measure adjusted net income.

The following tables set out a reconciliation of net (loss) income per the consolidated statements of (loss) income to adjusted net income for the three and twelve months ended December 31, 2023 and December 31, 2022.

	Three Months Ended December 31,		Year Ended December 31,
(thousands of United States dollars)	2023	2022(ii)	2023	2022
Net (loss) income for the period - basic	$(381,011)	$194,105	$1,941,307	$670,249
Dilutive impact of cash settling LTIP	—	—	(4,736)	—
Net (loss) income for the period - diluted	$(381,011)	$194,105	$1,936,571	$670,249
Foreign currency translation loss (gain)	1,930	11,680	(328)	(16,081)
(Gain) loss on derivative financial instruments	(69,470)	(83,771)	(68,432)	90,692
Impairment loss	787,000	55,000	787,000	55,000
Environmental remediation	2,799	9,634	2,712	10,417
Transaction costs and severance related to acquisitions	—	2,713	21,503	95,035
Integration costs	—	115	—	956
Purchase price allocation to inventory(iii)	—	2,554	26,477	158,510
Revaluation gain on Yamana Transaction	—	—	(1,543,414)	—
Penna self-insurance for Meadowbank fire	—	6,500	—	6,500
Net loss on disposal of property, plant and equipment	17,667	4,331	26,759	8,754
Other(iv)	—	3,258	3,262	3,258
Income and mining taxes adjustments	(76,617)	(31,641)	(100,910)	(79,737)
Adjusted net income(i) for the period - basic	$282,298	$174,478	$1,095,936	$1,003,553
Adjusted net income(i) for the period - diluted	$282,298	$174,478	$1,091,200	$1,003,553

Notes:

(i)  Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of adjusted net income.

(ii) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(iii) As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which increased the cost of inventory sold during the period and are not representative of ongoing operations, were normalized from net (loss) income.

(iv) Other includes payments that relate to prior years and disposals of supplies inventory at non-operating sites.

EBITDA(i) and Adjusted EBITDA(i)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures EBITDA and adjusted EBITDA.

The following tables set out a reconciliation of net (loss) income per the consolidated statements of (loss) income to EBITDA and adjusted EBITDA for the three and  twelve months ended December 31, 2023 and December 31, 2022.

	Three Months Ended December 31,		Year Ended December 31,
(thousands of United States dollars)	2023	2022(ii)	2023	2022
Net (loss) income for the period	$(381,011)	$194,105	$1,941,307	$670,249
Finance costs	35,098	20,043	130,087	82,935
Amortization of property, plant and mine development	391,556	285,670	1,491,771	1,094,691
Income and mining tax expense	56,929	68,807	417,762	445,174
EBITDA(i)	102,572	568,625	3,980,927	2,293,049
Foreign currency translation loss (gain)	1,930	11,680	(328)	(16,081)
(Gain) loss on derivative financial instruments	(69,470)	(83,771)	(68,432)	90,692
Impairment loss	787,000	55,000	787,000	55,000
Environmental remediation	2,799	9,634	2,712	10,417
Transaction costs and severance related to acquisitions	—	2,713	21,503	95,035
Integration costs	—	115	—	956
Purchase price allocation to inventory(iii)	—	2,554	26,477	158,510
Revaluation gain on Yamana Transaction	—	—	(1,543,414)	—
Penna self-insurance for Meadowbank fire	—	6,500	—	6,500
Net loss on disposal of property, plant and equipment	17,667	4,331	26,759	8,754
Other(iv)	—	3,258	3,262	3,258
Adjusted EBITDA(i)	$842,498	$580,639	$3,236,466	$2,706,090

Notes:

(i)  EBITDA and adjusted EBITDA are not recognized measures under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of EBITDA and adjusted EBITDA.

(ii) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(iii) As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which increased the cost of inventory sold during the period and are not representative of ongoing operations, were normalized from net (loss) income.

(iv) Other includes payments that relate to prior years and disposals of supplies inventory at non-operating sites.

Free Cash Flow(i) and Free Cash Flow Before Changes in Non-Cash Components of Working Capital(i)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures free cash flow, free cash flow before changes in non-cash components of working capital and cash provided by operating activities before working capital adjustments.

The following tables set out a reconciliation of cash provided by operating activities per the consolidated statements of cash flows to free cash flow and free cash flow before changes in non-cash components of working capital and to cash provided by operating activities before working capital adjustments for the three and twelve months ended December 31, 2023 and December 31, 2022.

	Three Months Ended December 31,		Year Ended December 31,
(thousands of United States dollars)	2023	2022(ii)	2023	2022
Cash provided by operating activities	$727,861	$380,500	$2,601,562	$2,096,636
Additions to property, plant and mine development	(425,742)	(400,831)	(1,654,129)	(1,538,237)
Free Cash Flow(i)	302,119	(20,331)	947,433	558,399
Changes in trade receivables	$579	$2,430	$(7,458)	$(12,110)
Changes in income taxes	(21,870)	39,513	(103,850)	35,010
Changes in inventory	24,170	54,978	169,168	46,236
Changes in other current assets	(6,595)	(33,650)	88,389	10,756
Changes in accounts payable and accrued liabilities	48,649	38,490	(2,778)	(59,460)
Changes in interest payable	4,685	3,276	2,925	(1,200)
Free Cash Flow Before Changes in Non-Cash Components of Working Capital(i)	$351,737	$84,706	$1,093,829	$577,631
Additions to property, plant and mine development	425,742	400,831	1,654,129	1,538,237
Cash provided by operating activities before working capital adjustments(iii)	$777,479	$485,537	$2,747,958	$2,115,868

Cash provided by operating activities per share - basic	$1.47	$0.84	$5.32	$4.79
Cash provided by operating activities before working capital adjustments per share - basic(iii)	$1.57	$1.07	$5.62	$4.83
Free cash flow per share - basic(i)	$0.61	$(0.04)	$1.94	$1.28
Free cash flow before changes in non-cash components of working capital - basic(i)	$0.71	$0.19	$2.24	$1.32

Notes:

(i) Free cash flow and free cash flow before changes in non-cash components of working capital are not recognized measures under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of free cash flow and free cash flow before changes in non-cash components of working capital.

(ii) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(iii) Cash provided by operating activities before working capital adjustments is not a recognized measure under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of cash provided by operating activities before working capital adjustments.